Exhibit 99.2

NOTICE OF CONVOCATION

OF THE ANNUAL SHAREHOLDERS MEETING OF CIAN PLC

Date: August 17, 2022

Distributed electronically to:

All the shareholders of CIAN PLC

The Auditors

The Depositary: The Bank of New York Mellon

Notice of the Annual General Meeting (the “Meeting”) of CIAN PLC

Dear member,

Notice is hereby given in accordance with the articles of association (the “Articles”) of Cian Plc (the “Company”) that the upcoming Meeting of the members of the Company will be held at 9 Kafkasou Street, Treppides Tower, Floor: 4th, Flat: 401, Aglantzia, Nicosia, 2112, CYPRUS on 30 September 2022 at 9:00 a.m. local time to transact the following business:

As Ordinary Business to be approved by an ordinary resolution:

Part 1

ADOPTION OF THE COMPANY’S AUDITED STANDALONE AND CONSOLIDATED FINANCIAL STATEMENTS FOR 2021 FINANCIAL YEAR

WHEREAS the Annual Report and the Financial Statements for the year ended December 31, 2021(as attached in Annex A hereto) as well as the Consolidated Financial Statements as of December 31, 2021 and for the year ended December 31, 2021 and the Management report ( (as attached in Annex B hereto), have been reviewed, considered, approved and recommended by the Board of Directors of the Company (the “Board”) to the Meeting,

Proposed ordinary resolution	THAT the Annual Report and the Financial Statements for the year ended December 31, 2021 as well as the Consolidated Financial Statements as of December 31, 2021 and for the year ended December 31, 2021 and the Management report, be and are hereby approved and adopted.

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

Part 2

APPOINTMENT OF THE COMPANY’S AUDITORS AND FIXING AUDITORS’ RENUMERATION

WHEREAS the Board has recommended to appoint Papakyriacou & Partners Ltd.as the Company’s auditors in accordance with the provisions of section 153 of the Companies Law Cap 113 for the purpose of audit of consolidated financial statements of Cian PLC for the year ending December 31, 2022 and standalone financial statements of the Company for the year ending December 31, 2022 in accordance with International Standards on Auditing (ISA). (“Standalone Auditor”) and to appoint Business Solutions and Technologies (“BST”) for the purpose of preparation of consolidated financial statements of the Company for the year ending December 31, 2022 in accordance with Public Company Accounting Oversight Board (PCAOB) auditing standards (“Consolidated Auditor”) to hold office from the conclusion of the Meeting until the conclusion of the next annual general meeting when they shall be eligible for re-election and to fix Consolidated Auditor’s remuneration in the amount of up to 17 600 000 RUB (excluding VAT) and the Standalone Auditor’s remuneration in the amount of up to EUR 27 650 (excluding VAT),

Proposed ordinary resolution

THAT Papakyriacou & Partners Ltd be and is herewith appointed as the Company’s Standalone Auditor;

THAT BST be and is herewith appointed as Company’s Consolidated Auditor;

THAT the Standalone Auditor’s remuneration be fixed in the amount of up to RUB 27 650 (VAT excluding);

THAT the Consolidated Auditor’s remuneration be fixed in the amount of up to EUR 17 600 000 (VAT excluding).

Part 3

SETTING THE NUMBER OF THE DIRECTORS AND ELECTION OF DIRECTORS

WHEREAS pursuant to Regulation 88 of the Articles, 1 year following the Effective Date (as defined in the Articles) the General Meeting could determine the number of Directors, and that the number of Directors shall be no less than seven (7), including at least three (3) Independent Directors;

WHEREAS pursuant to Regulation 112 of the Articles the Annual General Meeting has the power to re-elect any Director appointed pursuant to Regulation 111 thereof;

WHEREAS Regulations 89, 90, 91, 92 and 93 of the Articles provide for special rights on the appointment and termination of Elbrus Director(s) and Maksim Melnikov as a Director;

WHEREAS Regulation 177 of the Companies Law provides for a separate resolution for each Director submitted for re-election at the General Meeting;

Proposed ordinary resolution

THAT following the date that falls one (1) year after the Effective Date (as defined in the Articles) the number of the Directors on the Board of the Company shall be 7 (seven), including 3 (three) Independent Directors.

THAT Mr. Simon Baker be and is herewith re-appointed by an ordinary resolution as the Independent Director of the Company;

THAT Mr. Douglas W. Gardner be and is herewith re-appointed by an ordinary resolution as the Independent Director of the Company;

THAT Mr. Vladimir Verkhoshinskiy be and are herewith re-appointed by an ordinary resolution as the Independent Director of the Company pursuant to Regulation 112 of the Articles.

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

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Part 4 Proposed ordinary resolution

APPROVAL OF DIRECTORS’ REMUNERATION

WHEREAS the remuneration of the non-executive members of the Board was approved by the General Meeting on November 4, 2021 and the Company wishes to make certain changes to their remuneration;

WHEREAS the Board has recommended to the Meeting to approve the remuneration of Vladimir Verkhoshinskiy as a non-executive member of the Board of the Company;

The following ordinary resolutions be adopted

(i)          the remuneration of the members of the Audit Committee of the Board of Directors of the Company shall be increased and set at a gross annual fee of USD 40,000 (forty thousand U.S. dollars) payable in cash;

(ii)          the remuneration of the chairperson of the Audit Committee of the Board of Directors of the Company shall be set at a gross annual fee of USD 50,000 (fifty thousand U.S. dollars) payable in cash;

(iii)         cash remuneration of the chairperson of a Strategic Committee of the Board of Directors of the Company shall be introduced at a gross annual fee of USD 10,000 (ten thousand U.S. dollars) payable in cash;

(iv)      an annual grant of restricted stock units in respect of the Company’s ordinary shares (“Shares”) having an aggregate award value of USD 100,000 (one hundred thousand U.S. dollars) shall be issued and transferred to the members of the Board of Directors on or about the date that falls 3 (three) years after the award date, provided that if by the end of the relevant lock-up period (i) there is no trading of the Shares on the New York Stock Exchange (NYSE) or Moscow Stock Exchange (MOEX) or any other international stock exchange, as the case may be, or (ii) there is trading of the Shares on any of the above-mentioned stock exchanges, but no technical availability for a Director to sell the Shares at any exchange exists, the 2021 Administrator of the Restricted Stock Units Plan shall be and is herewith entitled to decide on a way the Shares could be sold by the Directors subject to applicable legislation as at the date of such sale.

If the Actual Share price, being the 30-day average price on NYSE prior to November 5, 2022 or, in case of no NYSE trading, the 60-day average price on MOEX prior to November 5, 2022, of each Share granted at IPO and of any other share granted prior to November 5, 2022 shall be less that USD 16.00 (sixteen U.S. dollars), then for each Share granted 50 (fifty) percent of difference between the USD 16.00 and the Actual Share price shall be compensated by allotment of new Shares, based on the Actual Share price, to the member of the Board pursuant to the 2021 Restricted Stock Units Plan as adopted by the Company and as amended from time to time on the terms approved by the 2021 Restricted Stock Units Plan Administrator.

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

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In case no trading of Shares is available on NYSE and /or MOEX, the Actual Share Price shall be determined by an independent appraiser engaged by the Board.

In case no trading of Shares is available on NYSE and /or MOEX, the Actual Share Price shall be determined by an independent appraiser engaged by the Board.

The price per new Share used for calculation of such number of Shares to be granted to the member of the Board of Directors after November 5, 2022 date shall be calculated based on a 30-day average price on NYSE or 60-day average price on MOEX in case no trading on NYSE is available for the Shares. No partial Shares shall be allotted.

In case no trading of Shares is available on NYSE and /or MOEX, such price shall be determined by an independent appraiser engaged by the Board.

(v)        other components of Director’s remuneration, as approved in the General Meeting dated November 4, 2021, shall remain unchanged.

(vi)         the remuneration of Mr. Vladimir Verkhoshinskiy shall correspond to the remuneration set by the shareholders for non-executive members of the Board and the members of the Audit Committee of the Board of the Company as per the above.

This Notice has been made available on the Company’s website and may be accessed at the URL https://investor.cian.ru/English/news/default.aspx

Attached are:

•	The agenda for this Meeting;

•	Consolidated Financial Statements and Management Report for Financial Year ended December 31, 2021;

•	Annual Report and Financial Statements for Financial Year ended December 31, 2021;

•	Key information on Auditors proposed for appointment;

•	Key information on members of the Board to be re-elected;

•	Shareholder Proxy form

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

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Important Notes:

The following arrangements will be adopted for the Meeting:

(a)	A member may submit questions to the Company via post or email. The questions must reach the Company at least 2 days prior to the Meeting;

(b)	All substantial and relevant questions will be addressed by the Board and/or management prior to the Meeting. Questions that concern a matter that will be put to a vote will be addressed by the Board and/or management prior to the Meeting;

A member may vote by appointing the chairman of the Meeting or another person as the member’s proxy (such proxy need not be a shareholder of the Company) to vote at the Meeting by depositing with the Company an instrument of appointment (“the proxy form”) by post to 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus, CIAN PLC or by electronic mail to corpsec@cian.ru at any time before the time for holding the Meeting. A copy of the proxy form is attached in Annex C. In appointing the chairman of the Meeting or another person as a proxy, a member must give specific instructions with regards to voting, or abstentions from voting, in the form of proxy, failing which the appointment may be treated as invalid.

INFORMATION FOR ADR HOLDERS

The ADSs holders shall exercise their voting rights in accordance with relevant provisions of the Deposit Agreement dated November 8, 2021, must act through the depositary of the Company's ADS program, The record date for ADSs holders is set on August 23, 2022.

Yours faithfully

By the order of the Board

Cian PLC

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

Tel.: +357 22 418200; email: corpsec@cian.ru

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CIAN PLC 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat/Office: 201, 6037, Larnaca, Cyprus Reg. No.: HE 371331; TIN: 10371331Z Tel.: +357 22 418200; email: corpsec@cian.ru Agenda of Cian PLC Annual General Meeting Item No. Item 1. Adoption of the Company’s audited standalone and consolidated Financial Statements for 2021 financial year 2. Appointment of the Company’s auditors and fixing auditors' remuneration 3. Setting the number of the Directors and election of Directors 4. Approval of Directors’ remuneration Yours faithfully, Maksim Melnikov The Chair of the Board of Directors Cian PLC

CIAN PLC Consolidated Financial Statements as of December 31, 2021 and for the year ended December 31, 2021 and Management report

CIAN PLC CONTENTS Page BOARD OF DIRECTORS AND OTHER CORPORATE INFORMATION 2 MANAGEMENT REPORT 3 REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS 6 CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME 12 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 13 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 14 CONSOLIDATED STATEMENTS OF CASH FLOWS 15 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 16-46

2 BOARD OF DIRECTORS AND OTHER CORPORATE INFORMATION Board of Directors Dmitri Krukov – appointed on 5 November 2021 Simon Baker – appointed on 5 November 2021 Gilles Blanchard – appointed on 5 November 2021, resigned on 12 April 2022 Douglas Gardner – appointed on 5 November 2021 Dmitry Antipov – appointed on 5 November 2021 Maxim Melnikov – appointed on 5 November 2021 Chloe Harford – appointed on 5 November 2021, resigned on 8 March 2022 Mikhail Zhukov – appointed on 14 April 2022 Anastasia Neocleous – resigned on 5 November 2021 Frosoula Savva – resigned on 5 November 2021 Christina Maria Oxinou – resigned on 5 November 2021 Dmitry Demin – resigned on 5 November 2021 Christina Tillyrou – resigned on 5 November 2021 Secretary Dilea Secretarial Limited Registered office 64, Agiou Georgiou Makri street Anna Maria Lena Court, flat/office 201 6037 Larnaca Cyprus Independent Auditors Deloitte Limited Certified Public Accountants and Registered Auditors 24 Spyrou Kyprianou Avenue 1075 Nicosia Cyprus Registration number ΗΕ 371331

3 MANAGEMENT REPORT The Board of Directors presents its report together with the audited consolidated financial statements of Cian PLC (formerly Solaredge Holdings Limited) and its subsidiaries (“the Group”) for the year ended 31 December 2021. Principal activities and nature of operations The principal activity of the Group, is the online real estate classifieds business within the Russian Federation through the Group’s websites and mobile application. Change of Company name By order of a special resolution the Company changed its name to Cian PLC in 2021. Changes in the Group’s structure During the year the Group acquired 100% of N1.ru LLC (together with its subsidiaries, the “N1 Group”), a real estate-focused classifieds business that primarily operates in regional cities in Russia, such as Novosibirsk, Ekaterinburg and Omsk, for a total cash consideration of 1,785. Also in December the Group acquired 9% of the voting rights of Financial Platform JSC for a nominal value of 0.009 from the Group’s Chief Executive Officer. Review of current position, developments and performance of the Group’s business The Group’s net loss for the year amounted to RUB 2,857 million (in 2020: RUB 627 million). The total assets of the Group at 31 December 2021 amounted to RUB 5,600 million. The Group had a planned loss for the year in accordance with its strategy. On November 9, 2021, the Company completed an initial public offering (“IPO”) of 4,042,400 newly issued American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, on the New York Stock Exchange (“NYSE”) and received 4,255 million in net proceeds from the IPO after deducting underwriting fees and other transaction costs. The financial position, development and performance of the Group as presented in the consolidated financial statements are considered satisfactory. Principal risks and uncertainties The principal risks and uncertainties faced by the Group are disclosed in Notes 22 and 23 of the consolidated financial statements. Future developments of the Group and economic environment The Board of Directors does not expect any significant changes or developments in the operations, financial position and performance of the Group in the foreseeable future. In accordance with the Group’s operating strategy, the Board of Directors expects losses in 2022 followed by a break-even in the foreseeable future. As discussed further in Note 23 the events after the year end may adversely affect the Russian real estate market, as reduced disposable income and purchasing power is likely to have an adverse effect on consumers’ ability or willingness to invest in new housing or real estate. The Group also expects the sharp rise in interest rates caused by the CBR’s key interest rate hike to have a materially negative impact on the Russian mortgage market. Also on February 28, 2022 the New York Stock Exchange halted trading in the Company’s American Depository Shares (“ADSs”).

4 MANAGEMENT REPORT (CONTINUED) Although, neither the Company nor any of its subsidiaries is subject to any sanctions announced to-date by the United States, the United Kingdom, the European Union or other countries, the impact of these and further developments on future operations and financial position of the Group may be significant, but at this stage is difficult to determine. Current and future risks to the Group include, among others, the deterioration of the Russian economy, the risk of reduced or blocked access to capital markets and ability to obtain financing and the risk of restrictions on the usage of certain software. The impact on the Group of risk that the Russian Ruble will further depreciate against other currencies is currently assessed as limited, as the majority of the Group’s expenses is denominated in Russian Rubles. The Group’s consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment. Results The Group's results for the year are set out on page 12. Dividends During 2021 the Company did not declare or pay dividends. Share capital There were the following changes in the share capital of the Company during the year (Note 16): - In February 2021, the Company issued 5,566,900 ordinary shares to the existing and new shareholders; - In August 2021, the Company issued and allotted 56,797,500 fully paid ordinary shares of EUR 0.0004 each to its existing shareholders on a pro rata basis; - In November 2021, the Company issued 4,042,400 ordinary shares, represented by the ADSs, in the IPO on the NYSE; - In November 2021, the Company issued 829,111 under the phantom share program. Research and development activities During the year the Group did not carry out any development activities. Board of Directors The members of the Board of Directors at 31 December 2021 and at the date of their report are shown on page 2. In accordance with the Group's Articles of Association all Directors presently members of the Board continue in office. There were changes in the assignment of responsibilities and remuneration of the Board of Directors which were introduced in accordance with the IPO. Events after the reporting period The significant events that occurred after the end of the reporting period are described in Note 23 to the consolidated financial statements and further explained above. Branches The Group did not operate through any branches during the year.

5 Independent auditors The Independent auditors, Deloitte Limited, were appointed since 2020. By Order of the Board ______________________________ ____________________________ Maksim Melnikov, Director Douglas Gardner, Director 20 April 2022 DocuSign Envelope ID: 08DCA7A5-2680-40E0-B8BE-E70C1E6301F1

CIAN PLC CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) The accompanying notes are an integral part of these consolidated financial statements 12 Note 2021 2020 2019 Revenue 4 6,033 3,972 3,607 Operating expenses: Marketing expenses 7 (2,253) (1,697) (2,159) Employee-related expenses 8 (5,062) (2,208) (1,385) IT expenses (527) (264) (289) Depreciation and amortization (279) (200) (169) Other operating expenses (726) (180) (217) Goodwill impairment 9 — — (256) Total operating expenses (8,847) (4,549) (4,475) Operating loss (2,814) (577) (868) Finance costs (61) (72) (38) Finance income 19 11 7 Foreign currency exchange gain / (loss), net 53 (1) (3) Other income 20 6 — — Loss before income tax (2,797) (639) (902) Income tax (expense) / benefit 10 (60) 12 96 Loss for the year (2,857) (627) (806) Total comprehensive loss for the year (2,857) (627) (806) Loss per share, in RUB Basic and diluted loss per share attributable to ordinary equity holders of the parent (44) (11) (14) Basic and diluted weighted average number of ordinary shares 65,092,557 59,433,100 59,433,100

DocuSign Envelope ID: 08DCA7A5-2680-40E0-B8BE-E70C1E6301F1

CIAN PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2021
(in millions of Russian Rubles)

	Note	December 31, 2021	December 31, 2020
Assets			
Non-current assets			
Property and equipment		49	31
Right-of-use assets	11	98	125
Goodwill	6,12	785	—
Intangible assets	6,12	1,197	257
Deferred tax assets	10	226	237
Other non-current assets		15	9
Total non-current assets		**2,370**	**659**
Current assets			
Inventories	13	108	—
Advances paid and prepaid expenses		93	88
Trade and other receivables	14	408	154
Prepaid income tax		4	—
Cash and cash equivalents	15	2,419	449
Other current assets		198	20
Total current assets		**3,230**	**711**
Total assets		**5,600**	**1,370**
Equity and liabilities			
Equity			
Share capital	16	2	—
Share premium	16	7,614	125
Equity-settled employee benefits reserves	18	110	—
Accumulated losses		(3,854)	(997)
Total equity		**3,872**	**(872)**
Liabilities			
Non-current liabilities			
Employee share-based payment liability	18	—	636
Lease liabilities	11	48	77
Deferred tax liabilities	10	135	28
Deferred income	20	125	—
Total non-current liabilities		**308**	**741**
Current liabilities			
Borrowings	17	—	728
Contract liabilities	4	425	332
Trade and other payables	19	619	316
Income tax payable		59	15
Other taxes payable		241	74
Lease liabilities	11	43	36
Deferred income	20	33	—
Total current liabilities		**1,420**	**1,501**
Total liabilities		**1,728**	**2,242**
Total liabilities and equity		**5,600**	**1,370**

These Consolidated Financial Statements were approved by the Board of Directors on 20 April 2022 and were signed on its behalf by:

DocuSigned by: Maksim Melnikov

Maksim Melnikov, Director

DocuSigned by:

Douglas Gardner, Director

The accompanying notes are an integral part of these consolidated financial statements

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CIAN PLC CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles) The accompanying notes are an integral part of these consolidated financial statements 14 Share capital Share premium Equity- settled employee benefits reserves Retained earnings/ (Accumulated losses) Total equity Balance at January 1, 2019 Note — 7 — 437 444 Loss and total comprehensive loss for the year — — — (806) (806) Contribution from shareholders — 118 — — 118 Other payments to shareholders — — — (1) (1) Balance at December 31, 2019 — 125 — (370) (245) Balance at January 1, 2020 — 125 — (370) (245) Loss and total comprehensive loss for the year — — — (627) (627) Balance at December 31, 2020 — 125 — (997) (872) Balance at January 1, 2021 — 125 — (997) (872) Loss and total comprehensive loss for the year — — — (2,857) (2,857) Effect arising from the share split 16 2 — — — 2 Issue of ordinary shares, net of transaction costs 16 — 7,489 — — 7,489 Share-based payments 18 — — 110 — 110 Balance at December 31, 2021 2 7,614 110 (3,854) 3,872

CIAN PLC CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021 (in millions of Russian Rubles) The accompanying notes are an integral part of these consolidated financial statements 15 Note 2021 2020 2019 Cash flows from operating activities Loss before income tax (2,797) (639) (902) Adjusted for: Depreciation and amortization 279 200 169 Goodwill impairment — — 256 Employee share-based payment expense 2,549 558 67 Finance income (19) (11) (7) Finance costs 61 72 38 Foreign currency exchange (gain) / loss, net (53) 1 3 Allowance for expected credit losses 16 — — Working capital changes: Increase in trade and other receivables (238) (61) (14) (Increase) / decrease in advances paid and prepaid expenses (9) (32) 139 (Increase) / decrease in other assets (232) (13) 2 Increase / (decrease) in trade and other payables 235 (4) (61) Increase in contract liabilities and deferred income 230 148 2 (Decrease) / increase in other liabilities (2,017) 98 (24) Cash (used in) / generated from operating activities (1,995) 317 (332) Income tax paid (26) (28) — Interest received 16 11 6 Interest paid (59) (70) (35) Net cash (used in) / generated from operating activities (2,064) 230 (361) Cash flows from investing activities Acquisition of a subsidiary, net of cash acquired 6 (1,651) — — Purchase of property and equipment (52) (21) (24) Purchase of intangible assets (89) (90) (104) Loan issued to a related party 21 (25) — — Loans issued to employees — — (2) Loans collected from employees — 2 — Net cash used in investing activities (1,817) (109) (130) Cash flows from financing activities Proceeds from the issue of ordinary shares 16 6,520 — — Contribution from shareholders — — 118 Proceeds from borrowings — 320 672 Repayment of borrowings (728) (71) (197) Payment of principal portion of lease liabilities (38) (67) (53) Other payments to shareholders — — (1) Net cash generated from financing activities 5,754 182 539 Net increase in cash and cash equivalents 1,873 303 48 Cash and cash equivalents at the beginning of the year 449 148 103 Effect of exchange rate changes on cash and cash equivalents 111 (2) (3) Effect of an allowance for expected credit losses (14) — — Cash and cash equivalents at the end of the year 2,419 449 148

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

1. GENERAL INFORMATION

The consolidated financial statements of Cian PLC and its subsidiaries (collectively, the "Cian Group" or the "Group") as of and for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of directors on April 20, 2022.

Cian PLC (formerly Solaredge Holdings Limited) (the "Company" or the "Parent") is a public liability company incorporated and domiciled in Cyprus. By order of a special resolution the Company changed its name in 2021 to Cian PLC. The registered office is located at Agiou Georgiou Makri, 64, Anna Maria Lena Court, flat/office 201, 6037, Larnaca, Cyprus. The Group's principal place of business is Elektrozavodskaya street 27/8, premise I, floor 5, Moscow, 107023, Russian Federation.

The Group is principally engaged in online real estate classifieds business within the Russian Federation through the Group's websites and mobile application.

Subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

Subsidiary	Principal activity / Country of incorporation	% equity interest December 31, 2021	% equity interest December 31, 2020
iRealtor LLC	Online real estate classifieds (Russia)	100%	100%
N1.ru LLC	Online real estate classifieds (Russia)	100%	—
MLSN LLC	Online real estate classifieds (Russia)	100%	—
N1 Technologies LLC	IT services and development (Russia)	100%	—
Financial Platform JSC	Financial platform operator (Russia)	9%*	—
Fastrunner Investment Limited	Holding (Cyprus)	100%	100%
Mimons Investments Limited	Holding (Cyprus)	100%	100%

* See Note 21 for more details.

On November 9, 2021, the Company completed an initial public offering ("IPO") of 4,042,400 newly issued American Depositary Shares ("ADSs"), each representing one ordinary share of the Company, on the New York Stock Exchange ("NYSE").

The ultimate controlling party of the Group are Elbrus Capital Fund II L.P., Elbrus Capital Fund II B L.P. and Elbrus Capital Fund III A S.C.Sp. (together "Elbrus Capital") which own an aggregate of 45.1% of the Group's ordinary shares as of December 31, 2021.

The average headcount of the Group in 2021 was 1,135 (2020: 492).

The remuneration of the statutory auditor in 2021 was 1.3 (2020: 0.750).

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The Group's consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by European Union and requirements of Cyprus Companies Law Cap. 113.

The consolidated financial statements have been prepared on a historical cost basis, except for share-based payment reserves (Note 18) which are measured at the grant date fair value for the equity-settled employee benefits reserves and at fair value on each reporting date for the cash-settled share-based payment liability.

The consolidated financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future (Note 23).

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2021 and 2020, respectively. Control is achieved when the Group is exposed, or has rights, to variable

16

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 17 returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has: • power over the investee; • exposure, or rights, to variable returns from its involvement with the investee; and • the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if any facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year, are included in the consolidated financial statements from the date the Group gains control over the subsidiary until the date the Group ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to the transactions between members of the Group are eliminated in full on consolidation. If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non- controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value. 2.3 New standards, interpretations and amendments The Group applied for the first-time all standards, interpretations and amendments, relevant for its operations, which are effective for annual periods beginning on or after January 1, 2021. These standards, interpretations and amendments do not have a material impact on the Group’s consolidated financial statements. • Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. • Covid-19-Related Rent Concessions beyond June 30, 2021 (Amendments to IFRS 16). The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The following amended standards and interpretations are not expected to have a material impact on the Group’s consolidated financial statements: • IFRS 17 Insurance Contracts (effective date – January 1, 2023)*. • Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective date – January 1, 2023)*. • Reference to the Conceptual Framework – Amendments to IFRS 3 (effective date – January 1, 2022)*. • Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 (effective date – January 1, 2022)*. • Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 (effective date – January 1, 2022)*. • IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter (effective date – January 1, 2022)*. • IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities (effective date – January 1, 2022)*. • IAS 41 Agriculture – Taxation in fair value measurements (effective date – January 1, 2022)*. • Definition of Accounting Estimates – Amendments to IAS 8 (effective date – January 1, 2023)*. • Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2 (effective date – January 1, 2023)*. Items marked with (*) have not been endorsed by the European Union (EU); the Group will only be able to apply them endorsed by EU.

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 18 2.4 Summary of significant accounting policies a) Business combinations and goodwill Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non- controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non- controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred. The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized, but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that are expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date. b) Foreign currencies The Group’s consolidated financial statements are presented in Russian Rubles (“RUB”), which is also the Company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of all of the Company’s subsidiaries is the RUB. Transactions in foreign currencies are initially recorded by the Group’s subsidiaries in their functional currency at exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at exchange rates prevailing at the reporting date. Differences arising on settlement or translation of monetary items are recognized within “Foreign currency exchange gain / (loss), net”, in the consolidated statement of profit and loss and other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 19 The RUB is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation. c) Revenue from contracts with customers Revenue from contracts with customers is recognized when control of products or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those products or services. i. Listing revenue Listing revenue is derived from offering online listings and related value-added services, such as different listing promotion options, to the Group’s customers on its websites and mobile applications based on a cost per time basis. Customers can purchase either individual listings and value-added services, listing packages or subscriptions, which combine a number of listings and value-added services. The cash collected from the sale of online listings and related value-added services (both under the pay-per-listing, listing package model or the subscription model) is initially recorded as contract liability (deferred revenue) in the consolidated statement of financial position and subsequently recognized as revenue over time as customers receive and consume the benefits of the access to online listings and related value-added services over the contractual period. The average time period between receipt of payment from the customer and delivery of online listings is 30 days. ii. Lead generation revenue Lead generation revenue represents fees charged to real estate developers for establishing and referring contacts (or leads) based on the number of qualified calls (validated user connections) received from primary real-estate listing posted primarily through Group’s platform (as part of the “Core Business” segment) or through our partner bank's site (as part of the “Mortgage Marketplace” segment). Performance obligation is satisfied at a point in time of occurrence of each qualified call. Payment is received after the delivery of validated connections. Payment is generally due within 20 to 30 days from providing these services. iii. Display advertising revenue The Group’s advertising services allow third parties to place advertisements in particular areas of the Group's websites and mobile application. Advertising revenue is recognized over time based on upfront monthly fees agreed in media plans, which also include targeted number of views or clicks during the period of advertisement. Payment is generally due within 20 to 30 days from providing advertising services. iv. Loyalty program The Group has a loyalty points program which allows listing revenue customers to accumulate points that can be redeemed against future purchases. The loyalty points give rise to a separate performance obligation as they provide a material right to acquire additional services at a discount to the customer, that it would not receive without entering into that contract. A portion of transaction price is allocated to the loyalty points awarded to customers based on a stand-alone selling price of points and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customer redeeming the points becomes remote. When estimating stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. v. Other revenue The Group explores new ways of monetization of its website and mobile application traffic and content database and develops new business initiatives, primarily Mortgage Marketplace, Data Analytics Services and Home Swap Services. Mortgage Marketplace revenue comprises commission fees charged to banks for selling their mortgage products to the Group’s websites and mobile application users. Upon sale, the Group charges the banks a fixed rate commission fee based on the mortgage amount (“Marketplace commission”). The Group’s performance obligation with respect to these transactions is to arrange the transaction through its websites or mobile application. Marketplace commission is recognized on a net basis at the point of signing the mortgage agreement between the bank and the individual user. Payment is generally due within 20 to 30 days from providing these services.

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 20 Data Analytics Services revenue represents fees derived from the Group’s customers for providing access to the Group’s database of real estate content. The access can be provided either in the form of an individual report or on a subscription basis. The cash collected from the sales of subscription is initially recorded as deferred revenue in the consolidated statement of financial position and subsequently recognized as revenue over the subscription period. Revenue from sales of individual reports is recognized at the point of delivery of the report to the customer. Payment is generally due within 20 to 30 days from providing an individual report or a prepayment basis in a case of subscription. Home Swap services revenue is derived from resale of properties. Revenue is recognized at the time of the closing of the property sale when title to and possession of the property are transferred to the buyer. The amount of revenue recognized for each property sale is equal to the full sales price of the property and does not reflect real estate agent commissions, closing or other costs associated with the transaction. d) Operating expenses Operating expenses consist primarily of advertising and marketing costs, employee-related expenses including payroll, IT expenses including hosting, technical support and telecommunication services, depreciation and amortization expenses and other expenses such as office maintenance, consulting and other general corporate expenses. Operating expenses are expensed as incurred. e) Income taxes Current income tax Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Income taxes are computed in accordance with the laws of the Company’s and its subsidiaries’ jurisdictions. Taxable income of the Group’s companies incorporated in Russia and Cyprus is subject to local income tax at rates of 20.0% (N1 Technologies LLC – 3.0%) and 12.5%, respectively. Deferred tax Deferred income taxes are accounted for under the balance sheet method and reflect the tax effect of temporary differences between the tax basis of assets and liabilities and their carrying amounts in the accompanying consolidated financial statements. Deferred tax liabilities are recognized for all taxable temporary differences, except: • when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; • in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except: • when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; • in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 21 Deferred tax assets are derecognized when it is no longer probable that sufficient taxable profit will be available against which the deductible temporary differences can be recognized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity. The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. f) Property and equipment Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment is recognized as an asset if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of minor repairs and day-to-day maintenance are expensed when incurred. Cost of replacing major parts or components of property and equipment items that extend the useful lives of assets or increase their revenue-generating capacities are capitalized and the replaced part is retired. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows: Useful lives in years Office equipment 1-5 An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized. Property and equipment are also subject to impairment. Refer to the accounting policies in section (i) Impairment of non-financial assets excluding goodwill. g) Leases Right-of-use assets The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term as follows: Lease term in years Offices 3 - 4

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 22 Right-of use assets are also subject to impairment. Refer to the accounting policies in section (i) Impairment of non- financial assets excluding goodwill. Lease liabilities At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset. Presentation in the consolidated statement of cash flows The Group classifies cash payments for the principal portion of lease liabilities within financing activities and cash payments for the interest portion of the lease liabilities within operating activities. h) Intangible assets Intangible assets acquired separately are measured upon initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred. Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate: • the technical feasibility of completing the intangible asset so that the asset will be available for use or sale; • its intention to complete and its ability and intention to use or sell the asset; • how the asset will generate future economic benefits; • the availability of resources to complete the asset; and • the ability to measure reliably the expenditure during development. Intangible assets are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for an intangible asset is reviewed at least at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The amortization of intangible assets is recorded in depreciation and amortization within the consolidated statements of profit or loss and other comprehensive income. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets, as follows: Useful lives in years Trademarks 7-9 Customer base 15-18 Computer software 1-3 Video and audio rights 1 Development costs 5

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 23 An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss. i) Impairment of non-financial assets excluding goodwill At each reporting date, the Group reviews the carrying amounts of its property and equipment, right-of-use assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In determining fair value less costs of disposal, valuation multiples and the Company’s share price are taken into account. If the recoverable amount of an asset (or cash‑generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‑generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash‑generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‑generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss. i) Inventories Inventories are comprised of properties acquired through Home Swap service and are stated at the lower of cost or net realizable value. Properties are removed from inventories based on a specific identification of individual costs when they are resold. These costs comprise the purchase price and state duties. The Group reviews the value of properties held in inventories for indicators that net realizable value is lower than cost at the end of each reporting period. When evidence exists that the net realizable value of inventories is lower than its cost, the difference is recognized in other operating expenses. j) Cash and cash equivalents Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts. k) Share-based payments Equity-settled transactions The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized in employee-related expenses, together with a corresponding increase in equity (equity-settled employee benefits reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 24 the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions. No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied. When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss. Cash-settled transactions Certain senior level employees of the Group have received remuneration in the form of share-based payments (“phantom shares”), which are settled in cash (cash-settled transactions). For cash-settled share-based payments, a liability is recognized initially at the fair value. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in employee-related expenses. l) Provisions Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. m) Value added tax Expenses and assets are recognized net of the amount of value added tax (“VAT”), except when the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item. The net amount of the VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position. n) Loss per share Basic and diluted net loss per ordinary share for all periods presented has been determined in accordance with IAS 33 “Earnings per Share”, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. The Group did not have any dilutive instruments as of December 31, 2021 and 2020. As of December 31, 2021 the Group had equity-settled share-based awards (Note 18) that were antidilutive as of reporting date. Should the Group earn any profit in the future, these equity-settled share- based awards will become dilutive and will be considered in the calculation of the diluted earnings per share. o) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 25 components, and for which discrete financial information is available. The Group’s operating results (Note 5) are reviewed regularly by the Group’s Board of Directors (BOD) and Chief Executive Officer (CEO) to make decisions about resources to be allocated to the segment and assess its performance. Segment results are reported to the BOD and CEO and include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. p) Financial instruments Initial recognition and measurement In accordance with IFRS 9, financial assets are classified, at initial recognition, as amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss. In accordance with IFRS 9, financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and financial liabilities at amortized cost, as appropriate. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. The Group’s financial assets include cash and cash equivalents, rent security deposits, trade and other receivables. The Group's financial liabilities include trade and other payables, lease liabilities and borrowings. Fair value of financial instruments Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value of traded financial instruments is determined on each reporting date on the basis of market quotations or dealers’ quotations without transaction costs deduction. For the financial instruments which are not traded on the market, fair value is determined with the use of appropriate valuation methods. These methods include use of market transactions data, use of data on the current fair value of other similar financial instruments, analysis of discounted cash flows or other valuation methods. The Group uses the following structure for determination and disclosure of valuation methods of fair value of financial instruments: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and Level 3 inputs are unobservable inputs for the asset or liability. Subsequent measurement Financial assets and financial liabilities at amortized cost This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 26 • the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and • the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the consolidated statement of profit or loss and other comprehensive income. Derecognition A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when: • the rights to receive cash flows from the asset have expired; or • the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and • either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. A financial liability is derecognized when the obligation under the liability is discharged or is cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss and other comprehensive income. Impairment of financial assets The Group recognizes an allowance for expected credit losses (ECLs) for all financial assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. ECLs are discounted at the effective interest rate of the financial asset in case of long-term assets. Under IFRS 9, ECLs are measured on either of the following bases: • 12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and • lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument. The Group applies a simplified approach in calculating lifetime ECLs for accounts receivable. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. For all other financial assets, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12- month ECL. When determining whether the credit risk of a financial instrument has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 27 The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if: • the financial instrument has a low risk of default – when the counterparty has an external credit rating of ‘investment grade’ in accordance with the globally understood definition (rating BBB- or higher, based on Standard & Poor’s and Fitch ratings); • the debtor has a strong capacity to meet its contractual cash flow obligations in the near term. The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Allowances for expected credit losses for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Offsetting of financial instruments Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously. 3. SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS The preparation of the Group’s consolidated financial statements requires management to make judgments; estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities; and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Judgments In the process of applying the Group’s accounting policies, no judgments were made by management, which had a material effect on the amounts recognized in the consolidated financial statements: Estimates and assumptions The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on the parameters available at the time of consolidated financial statements preparation. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Useful lives of intangible assets The estimation of the useful lives of intangible assets acquired through business combinations or generated internally is a matter of judgment based on the experience with similar assets. The future economic benefits embodied in the assets are consumed principally through their use. However, other factors related to the economic environment and market situation often result in the diminution of the economic benefits embodied in the assets. Management assesses the remaining useful lives in accordance with the current market conditions of the assets and the estimated period during which the assets are expected to earn benefits for the Group. Compliance with tax legislation

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

The taxation system in the Russian Federation continues to evolve and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years. However, under certain circumstances a tax year may remain open longer.

This may potentially impact the Group's tax position and create additional tax risks. This legislation and practice of its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances. Management believes that it has adequately provided for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to the reform of the supreme courts that are resolving tax disputes, could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

4.1 Disaggregated revenue information

Set out below is the disaggregation of the Group's revenue from contracts with customers by type and timing of revenue recognition:

For the year ended December 31, 2021

	At a point in time	Over time	Total revenue
Listing revenue	—	3,699	3,699
Lead generation revenue	1,332	—	1,332
Display advertising revenue	—	601	601
Other revenue	353	48	401
Total revenue	**1,685**	**4,348**	**6,033**

For the year ended December 31, 2020

	At a point in time	Over time	Total revenue
Listing revenue	—	2,383	2,383
Lead generation revenue	994	—	994
Display advertising revenue	—	456	456
Other revenue	101	38	139
Total revenue	**1,095**	**2,877**	**3,972**

For the year ended December 31, 2019

	At a point in time	Over time	Total revenue
Listing revenue	—	2,481	2,481
Lead generation revenue	623	—	623
Display advertising revenue	—	452	452
Other revenue	30	21	51
Total revenue	**653**	**2,954**	**3,607**

Listing, lead generation and display advertising revenues relate to the "Core Business" operating segment, while other revenue represents operating segments "Mortgage Marketplace", "Valuation and Analytics", "C2C Rental" and "End-to-End Offerings" (Note 5).

28

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

4.2 Contract balances

The following table provides information about the Group's trade receivables and contract liabilities from contracts with customers:

	December 31, 2021	December 31, 2020
Trade receivables (Note 14)	225	145
Contract liabilities (including 37 of loyalty points (2020: 27))	(425)	(332)

Contract liabilities represent the transaction price allocated to unsatisfied performance obligations, advances received from customers before the Group transfers the related products or services and loyalty points not redeemed. Contract liabilities are recognized as revenue when the Group transfers control over the related products or services to the customer. The outstanding balances of contract liabilities increased in 2021 due to the continuous increase in the Group's customer base. The total amount of contract liabilities as of each year end has been or to be recognized as revenue in the subsequent year.

5. SEGMENT INFORMATION

Since the IPO, the chief operating decision-maker (CODM) of the Group are the Board of Directors and the Chief Executive Officer. The CODM reviews the Group's internal reporting based on the management accounts in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

In evaluating the performance of the Group's operating segments and allocating resources, the CODM reviews selected items of each segment's statement of profit or loss and other comprehensive income including revenue and Adjusted EBITDA (an operating loss for the period before depreciation and amortization and other adjustments described in the table "Reconciliation of Adjusted EBITDA to Loss before income tax"). All other financial information is presented on a consolidated basis. Assets and liabilities are not allocated to the different operating segments for internal reporting purposes.

The Group identifies its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group has identified the following operating segments on this basis, as these segments are analyzed separately by management:

- Core Business;
- Mortgage Marketplace;
- Valuation and Analytics;
- C2C Rental; and
- End-to-End Offerings.

The "Core Business" segment represents the mature main service line of real estate online classifieds and related advertising services provided on the Group's platform (websites cian.ru, n1.ru, mlsn.ru and emls.ru and mobile applications). This segment relates to the online real estate classified platform, where clients like real estate agencies and agents, developers and individual property owners place their property listings and related advertising materials.

Each of the other operating segments represents the Group's new offerings focused on developing different transactional business models:

- Mortgage Marketplace represents a platform for mortgage price comparison, mortgage pre-approval and origination, where the Group earns commissions from its partner banks for distributing their mortgage products;
- Valuation and Analytics – services where the Group earns fees derived from the customers for providing access to the Group's proprietary real estate market research, data analytics and market intelligence services;
- C2C Rental – a service to facilitate seamless rental transactions, where the Group earns revenue for providing an end-to-end solution in property rentals. The Group decided to cease development of this service in the fourth quarter of 2021 due to a combination of factors, such as insufficient market perspectives and lower than planned performance;

29

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

- End-to-End Offerings – a new operating segment which emerged in 2021, which comprises the following services. The CODM does not review the service offerings individually and thus End-to-End represents an operating segment:
  - Howe Swap service – a service, where the Group acquires and resells properties. This service was launched in the fourth quarter of 2021 as part of the pilot project, and
  - Online Transaction Services – a service, that enables online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and facilitates simultaneous sales and purchases for our customers and users.

Revenue in all periods presented in the financial statements is derived from third parties and there is no inter-segment revenue. The Group operates only in Russia.

Revenue and costs are directly attributed to the Group's segments when possible. However, due to the integrated structure of the Group's business, certain costs incurred by one segment may benefit the other segments. These costs primarily include headcount-related expenses, marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to each segment based on the estimated benefit each segment receives from such expenses, using specific allocation drivers representing this benefit. Substantially all assets and liabilities relate to the "Core Business" operating segment.

Management reporting is different from IFRS, the differences are IFRS adjustments listed below, which are not analyzed by the CODM in assessing the operating performance of the business:

- *Reclassification of lease related amortization and interest* – for the purposes of CODM's assessment of operating performance rental expenses are considered operating expenses included in Adjusted EBITDA, rather than depreciation and interest expense, thus, IFRS 16 'Leases' is not applied in internal reporting;
- *Reclassification of operating expense related to software licenses to amortization* – for the purposes of CODM's assessment of operating performance expenses related to software licenses are considered operating expenses included in Adjusted EBITDA, rather than amortization of intangible assets;
- *Capitalized development costs* – for the purposes of CODM's assessment of operating performance expenses none of the expenses are capitalized;
- *Share-based payments* – for the purposes of CODM's assessment of operating performance the fair value adjustments related to remeasurement of share-based payments liability are not analyzed; and
- *Income from the depositary* – for the purposes of CODM's assessment of operating performance income from the depository is not analyzed, as this is not an operating income stream and it relates purely to the Group's public status and its ADSs program;

as well as non-recurring items, such as IPO costs, that occur from time to time and are evaluated for adjustment as and when they occur.

Information on each of the reportable and other segments and reconciliation to Loss before income tax is as follows:

	For the year ended December 31, 2021					
	Core Business	**Mortgage Marketplace**	**Valuation anc Analytics**	**C2C Rental**	**End-to-End Offerings**	**Total**
Revenue, including:	**5,641**	**295**	**45**	**3**	**49**	**6,033**
Listing revenue	3,699	—	—	—	—	3,699
Lead generation revenue	1,329	3	—	—	—	1,332
Display advertising revenue	596	5	—	—	—	601
Other revenue	17	287	45	3	49	401
Adjusted EBITDA	**1,139**	**(482)**	**(72)**	**(148)**	**(224)**	**213**
Reconciliation of Adjusted EBITDA to Loss before income tax						
Adjusted EBITDA						**213**
Depreciation and amortization						(279)
Finance expenses, net						(42)
Foreign currency exchange gain, net						53
IPO-related costs						(304)

30

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

Income from the depositary	6
Reclassification of lease related amortization and interest	60
Reclassification of operating expense related to software licenses to amortization	45
Share-based payments	(2,549)
Loss before income tax	**(2,797)**

	For the year ended December 31, 2020				
	Core Business	**Mortgage Marketplace**	**Valuation and Analytics**	**C2C Rental**	**Total**
Revenue, including:	**3,822**	**110**	**39**	**1**	**3,972**
Listing revenue	2,383	—	—	—	2,383
Lead generation revenue	991	3	—	—	994
Display advertising revenue	439	17	—	—	456
Other revenue	9	90	39	1	139
Adjusted EBITDA	**532**	**(254)**	**(119)**	**(126)**	**33**

Reconciliation of Adjusted EBITDA to Loss before income tax	
Adjusted EBITDA	**33**
Depreciation and amortization	(200)
Finance expenses, net	(61)
Foreign currency exchange loss, net	(1)
Capitalized development costs	43
Reclassification of lease related amortization and interest	74
Reclassification of operating expense related to software licenses to amortization	31
Share-based payments	(558)
Loss before income tax	**(639)**

	For the year ended December 31, 2019				
	Core Business	**Mortgage Marketplace**	**Valuation and Analytics**	**C2C Rental**	**Total**
Revenue, including:	**3,555**	**34**	**18**	—	**3,607**
Listing revenue	2,481	—	—	—	2,481
Lead generation revenue	622	1	—	—	623
Display advertising revenue	440	12	—	—	452
Other revenue	12	21	18	—	51
Adjusted EBITDA	**(193)**	**(153)**	**(81)**	**(65)**	**(492)**

Reconciliation of Adjusted EBITDA to Loss before income tax	
Adjusted EBITDA	**(492)**
Depreciation and amortization	(169)
Finance expenses, net	(31)
Foreign currency exchange loss, net	(3)
Capitalized development costs	22
Reclassification of lease related amortization and interest	71
Reclassification of operating expense related to software licenses to amortization	23
Share-based payments	(67)
Goodwill impairment	(256)
Loss before income tax	**(902)**

31

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 32 6. BUSINESS COMBINATION On February 5, 2021, the Group completed its acquisition of 100% of N1.ru LLC (together with its subsidiaries, the “N1 Group”), a real estate-focused classifieds business that primarily operates in regional cities in Russia, such as Novosibirsk, Ekaterinburg and Omsk, for a total cash consideration of 1,785. The primary reason for the business combination was to enhance the Group’s position in Russia’s regions outside Moscow and Saint-Petersburg. The acquisition has been accounted for using the acquisition method. The Group’s consolidated financial statements include the results of the N1 Group from February 5, 2021 until December 31, 2021. The purchase price has been allocated based on the fair values assigned to the assets acquired and liabilities assumed as of February 5, 2021, as follows: February 5, 2021 Assets Customer base 753 Trademarks 254 Other intangible assets 39 Right-of-use assets 18 Property and equipment 7 Cash and cash equivalents 134 Other assets 49 Total assets 1,254 Liabilities Contract liabilities (21) Trade and other payables (51) Lease liabilities (18) Deferred tax liabilities (130) Other liabilities (34) Total liabilities (254) Total identifiable net assets at fair value 1,000 Goodwill arising from the acquisition 785 Purchase consideration transferred 1,785 Analysis of cash flows from the acquisition: Net cash acquired with the subsidiary (included in cash flows from investing activities) 134 Cash paid (1,785) Net cash flow from the acquisition (1,651) As of the acquisition date, the fair value of trade receivables was 5. Trade receivables comprised gross contractual amounts of 17, of which 12 was expected to be uncollectable as of the acquisition date. Deferred tax liabilities represent the tax effect of temporary differences arising on identifiable assets recognized at their fair values. If the acquisition of the N1 Group had taken place on January 1, 2021, consolidated revenue for the year ended December 31, 2021 would have been 6,066 and consolidated loss for the same period would have been 2,892. The goodwill recognized is primarily attributed to the expected synergies from combining the activities of the N1 Group with those of the Cian Group. The goodwill is not deductible for income tax purposes. The Group incurred acquisition-related costs of 16 relating to external legal fees and due diligence costs. These costs have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020. Planned acquisition of SmartDeal

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

On December 27, 2021, the Group entered into a binding preliminary agreement for acquisition of 100% in SmartDeal (Praktika Uspekha LLC), a company which provides e-registration and adjacent services for various types of property deals. Completion of the acquisition is subject to customary closing conditions and among other things, regulatory clearance by the Government Commission on Monitoring Foreign Investment. The acquisition was not completed by the date of these financial statements.

7. MARKETING EXPENSES

	2021	2020	2019
Online marketing	(1,631)	(1,498)	(1,134)
Offline marketing	(556)	(139)	(959)
Other marketing expenses	(66)	(60)	(66)
Total marketing expenses	**(2,253)**	**(1,697)**	**(2,159)**

Marketing expenses are only purchased advertising exclusive of any employee-related expenses.

8. EMPLOYEE-RELATED EXPENSES

	2021	2020	2019
Wages, salaries and related taxes	(2,394)	(1,610)	(1,246)
Share-based payment expense (Note 18)	(2,549)	(558)	(67)
Other employee-related expenses	(119)	(40)	(72)
Total employee-related expenses	**(5,062)**	**(2,208)**	**(1,385)**

9. GOODWILL IMPAIRMENT

Goodwill of 256 was recognized in 2014 as a result of an acquisition of EMLS Group ("EMLS"), a leading online real estate classifieds website in Saint-Petersburg and Leningrad region. Goodwill was allocated to the cash-generating unit (CGU) of EMLS. In December 2019, management of the Group decided to gradually cease the operations of the website "emls.ru" during the next two years and transfer its customer base to the Group's main website "cian.ru" and Cian mobile application, and, accordingly, goodwill was written off in full as of December 31, 2019.

10. INCOME TAX

The major components of income tax (expense) / benefit for the years ended December 31, 2021, 2020 and 2019 are:

	2021	2020	2019
Current income tax expense	(71)	(18)	—
Adjustments in respect of current income tax of previous years	—	(1)	—
Deferred tax benefit	11	31	96
Income tax (expense) / benefit	**(60)**	**12**	**96**

The major part of the Group's pre-tax losses and income tax expenses / benefits is generated in Russia. Pre-tax gains or losses of the Group's companies in Cyprus mainly relate to foreign exchange gains and losses and other items which are generally non-taxable (non-deductible) in that jurisdiction. These items affect pre-tax loss but do not have any impact on income tax expense / benefit.

Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:

	2021	2020	2019
Loss before income tax	**(2,797)**	**(639)**	**(902)**
Income tax benefit calculated at Russia's statutory income tax rate	559	128	180
Goodwill impairment	—	—	(51)
Effect of a lower tax rate in a subsidiary	(4)	—	—

33

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

Adjustments in respect of current income tax of previous years	—	(1)	—
Share-based payments	(510)	(112)	(13)
Other non-deductible expenses	(105)	(3)	(20)
Income tax (expense) / benefit for the year	**(60)**	**12**	**96**

Set out below is the summary of deferred tax assets and liabilities as of December 31, 2021 and 2020:

	Consolidated statement of financial position as of December 31,		Consolidated statement of profit or loss	
	2021	2020	2021	2020
Deferred tax assets arising from:				
Tax losses carried forward	113	149	(36)	(17)
Revenue recognition	71	59	12	27
Lease liabilities	17	23	(6)	3
Employee benefits	24	24	—	5
Intangible assets	23	15	8	13
Trade receivables	2	1	1	—
Total deferred tax assets before set-off	**250**	**271**	**(21)**	**31**
Set-off of tax	**(24)**	**(34)**	—	—
Net deferred tax assets	**226**	**237**	—	—
Deferred tax liabilities arising from:				
Intangible assets	(138)	(33)	24	3
Right-of-use assets	(18)	(25)	7	(3)
Property and equipment	(2)	(2)	—	1
Other items	(1)	(2)	1	(1)
Total deferred tax liabilities before set-off	**(159)**	**(62)**	**32**	—
Set-off of tax	**24**	**34**	—	—
Net deferred tax liabilities	**(135)**	**(28)**	—	—
Net deferred tax asset	**91**	**209**	—	—
Deferred tax benefit	—	—	**11**	**31**

The Group has accumulated tax losses of 565 (2020: 745) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. The losses have arisen in the key Russian operating subsidiary of the Group. The Group recognized deferred tax assets in respect of these losses as they are fully recoverable in the foreseeable future according to the management's forecast. In such assessment management took into account differences between Russian Tax Law and IFRS, historical deviations from the budget and actual offset of 180 from the balance of accumulated losses against taxable profit of the subsidiary in 2021.

11. LEASES

The Group leases several office buildings to provide employees with comfortable working conditions. Set out below are the carrying amounts of the Group's right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets	Lease liabilities
As of January 1, 2020	**111**	**(100)**
Additions	—	—
Remeasurement / modification	81	(80)
Depreciation expense	(67)	—
Interest expense	—	(7)
Payments	—	74
As of December 31, 2020	**125**	**(113)**
Additions	—	—
Acquisition of a subsidiary (Note 6)	18	(18)
Depreciation expense	(45)	—
Interest expense	—	(9)

34

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

Set-off	—	2
Payments	—	47
As of December 31, 2021	**98**	**(91)**

The maturity analysis of lease liabilities based on contractual undiscounted payments is disclosed in Note 22.

12. INTANGIBLE ASSETS AND GOODWILL

	Trademarks	Customer base	Computer software	Video/ audio rights	Development costs	Goodwill	Total
Cost							
At January 1, 2020	**76**	**186**	**74**	**104**	**26**	—	**466**
Additions	—	—	37	14	43	—	94
Disposals	—	—	—	—	—	—	—
At December 31, 2020	**76**	**186**	**111**	**118**	**69**	—	**560**
At January 1, 2021	**76**	**186**	**111**	**118**	**69**	—	**560**
Additions	—	—	51	38	—	—	89
Acquisition of a subsidiary (Note 6)	254	753	39	—	—	785	1,831
Disposals	—	—	—	(109)	—	—	(109)
At December 31, 2021	**330**	**939**	**201**	**47**	**69**	**785**	**2,371**
Amortization and impairment							
At January 1, 2020	**(39)**	**(53)**	**(50)**	**(51)**	**(1)**	—	**(194)**
Amortization charge	(18)	(10)	(31)	(47)	(3)	—	(109)
Disposals	—	—	—	—	—	—	—
At December 31, 2020	**(57)**	**(63)**	**(81)**	**(98)**	**(4)**	—	**(303)**
At January 1, 2021	**(57)**	**(63)**	**(81)**	**(98)**	**(4)**	—	**(303)**
Amortization charge	(44)	(56)	(52)	(32)	(11)	—	(195)
Disposals	—	—	—	109	—	—	109
At December 31, 2021	**(101)**	**(119)**	**(133)**	**(21)**	**(15)**	—	**(389)**
Carrying amounts							
At December 31, 2020	**19**	**123**	**30**	**20**	**65**	—	**257**
At December 31, 2021	**229**	**820**	**68**	**26**	**54**	**785**	**1,982**

Impairment test

The Group's non-current assets are fully attributable to the "Core Business" cash-generating unit (CGU). The "Core Business" CGU represents the main service line of real estate classifieds and related advertising services provided on the Group's platforms (websites and mobile applications). "Mortgage Marketplace", "Valuation and Analytics", "C2C Rental" and "End-to-End Offerings" each represent a separate CGU; however, the Group did not recognize any assets related to these CGUs as of December 31, 2021 and 2020, as there was no convincing evidence available that these services would generate future economic benefits.

Goodwill recognized as a result of the N1 Group's acquisition has been fully allocated to the "Core Business" CGU.

At December 31, 2021 management estimated the recoverable amount of the "Core Business" CGU based on its fair value less costs of disposal on the basis of quoted prices of Company's ordinary shares (Level 1) on the estimated portion attributable to the "Core Business" CGU. At December 31, 2021 the estimated recoverable amount of the "Core Business" CGU exceeded its carrying amount. No reasonably possible change in the fair value less costs of disposal of the "Core Business" CGU would result in the impairment.

13. INVENTORIES

The Group is planning to launch Home Swap service in order to provide an alternative way to finance a real estate purchase by facilitating simultaneous sales and purchases of properties. The Home Swap service is currently in its testing phase, where the Group checks different consumer hypotheses to find the best product market fit. Within the

35

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 36 testing period, the Group purchases some properties for the Group’s own account to support the development of this service. The total amount of such purchases amounted to 141 in 2021. In 2021, inventories of 33 (2020: nil) were recognized as an expense during the year, in which the related revenue was recognized, and included in other operating expenses. 14. TRADE AND OTHER RECEIVABLES December 31, 2021 December 31, 2020 Trade receivables from third parties 233 151 Other receivables from third parties 183 9 Allowance for expected credit losses (8) (6) Total trade and other receivables 408 154 Other receivables mainly represent consideration receivable from a depositary (Note 20). Trade and other receivables are non-interest bearing and are generally on terms of 20 to 30 days. Set out below is the movement in the allowance for expected credit losses of accounts receivable: 2021 2020 Balance at the beginning of the year (6) (6) Allowance for expected credit losses (2) — Balance at the end of the year (8) (6) Information about the Group’s exposure to credit and market risks is presented in Note 22. 15. CASH AND CASH EQUIVALENTS December 31, 2021 December 31, 2020 Cash at banks and on hand 1,998 43 Short-term deposits 435 406 Allowance for expected credit losses (14) — Total cash and cash equivalents 2,419 449 Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective market short-term deposit rates. Information about the credit risk over cash and cash equivalents is presented in Note 22. 16. SHARE CAPITAL In August 2021, pursuant to a special resolution at a general meeting of its shareholders, the Company: - made a 1-for-2,500 split of its ordinary shares; - increased the authorized share capital by the creation of additional 121,625,000 ordinary shares of EUR 0.0004 each; and - issued and allotted 56,797,500 fully paid ordinary shares of EUR 0.0004 each to its existing shareholders on a pro rata basis. All shares, per share amounts and related information in these consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the share split and pro rata allotment of ordinary shares issued (collectively, the “share split”). The retroactive adjustment was applied below to the number of shares authorized and issued. Previous number of shares was 3,350 and 3,000 respectively.

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

	Authorized		Issued and fully paid	
Number of shares	**December 31, 2021**	**December 31, 2020**	**December 31, 2021**	**December 31, 2020**
Ordinary shares of EUR 0.0004 each	130,000,000	66,366,961	69,871,511	59,433,100
	130,000,000	**66,366,961**	**69,871,511**	**59,433,100**

	Number of ordinary shares	Share capital	Share premium
At January 1, 2020	**59,433,100**	—	**125**
At December 31, 2020	**59,433,100**	—	**125**
Issue of shares in the private placement	5,566,900	—	2,291
Issue of shares in the IPO	4,042,400	—	4,624
Issue of shares under the phantom share program (Note 18)	829,111	—	966
Effect arising from the share split	—	2	—
Transaction costs	—	—	(392)
At December 31, 2021	**69,871,511**	**2**	**7,614**

In February 2021, the Company issued 5,566,900 ordinary shares to the existing and new shareholders and received 2,265 in cash.

In November 2021, the Company issued 4,042,400 ordinary shares, represented by the ADSs, in the IPO on the NYSE. The Company received 4,255 in net proceeds from the IPO after deducting underwriting fees and other transaction costs.

17. BORROWINGS

				Amount, incl. accrued interest	
	Interest rate	**Currency**	**Maturity**	**December 31, 2021**	**December 31, 2020**
Bank loan	CBR key rate+3.35%	RUB	2021-2022	—	429
Bank loan	CBR key rate+3.8%	RUB	2021-2024	—	299
Total				—	**728**

In December 2021, the Group fully repaid all bank loans.

18. SHARE-BASED COMPENSATION

Phantom Share Program

In 2018, the Group's Board of Directors approved a long-term incentive program for certain senior level employees. Under this program, in 2018, 2019 and 2021 the Group granted an aggregate of 4,923,042 shares ("phantom shares") to employees that entitled them to a cash payment after one to five years of service depending on the participant. The amount of the cash payment was determined based on the increase in the share price of the Company between the grant date and the time of exercise. The plan stipulated the following payments:

1. **Liquidity event payments**. Participants of the program were entitled to a cash payment upon occurrence of some liquidity events such as an initial public offering ("IPO") or an acquisition of control over the Group by a third party.

2. **Non-liquidity event payments**. Participants of the program were entitled to a cash payment after the termination of the service period if the net debt (calculated as borrowings less cash and cash equivalents) does not exceed three times the lowest between EBITDA (calculated as operating profit plus amortization and depreciation) and Adjusted EBITDA (calculated as described in Note 5) as of the date of the notice sent by the participants to the Company.

37

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 38 In connection with the IPO, the Group amended the terms of this long-term incentive program, such that the employees could choose to receive payment for vested phantom shares in cash or in ordinary shares upon the completion of the IPO. As a result of this amendment, the Group issued an aggregate of 829,111 ordinary shares to its employees to satisfy its outstanding obligations under this long-term incentive program. Set out below are the movements in the Group’s share-based payment liabilities during 2021 and 2020: 2021 2020 Share-based payment liabilities at the beginning of the year 636 78 New awards granted 512 — Remeasurement during the year 1,927 558 Cash payments to employees (2,169) — Conversion from cash-settled to equity-settled share-based payments (948) — Foreign currency exchange loss 42 — Share-based payment liabilities at the end of the year — 636 The fair value of the awards was estimated, at the grant date and at the end of each reporting period until completion of the IPO, using the Option pricing model, taking into account the terms and conditions on which the award was granted. The fair value of the awards at the date of the IPO was estimated based on the initial public offering price of USD 16 per ordinary share. The phantom share program was terminated upon completion of the IPO. 2021 Restricted Stock Units Plan (equity-settled) The Group adopted a new long-term incentive plan (the “2021 Plan”), effective from December 1, 2021. In accordance with the 2021 Plan, the Group may grant the restricted stock units (the “RSU”) to its employees, officers, directors and contractors. The 2021 Plan expires on December 31, 2031, previously granted awards not exercised by the expiration date will be forfeited in accordance with their terms. Awards under the 2021 Plan will vest over a four-year period, subject to the participant's continued employment with (and/or servicing to) the Group, with 1/4 vesting on the first anniversary of the grant and an additional 1/4 vesting each calendar year thereafter for employees and quarterly for the directors. RSUs that have not become vested as of the date of termination of the participant’s employment or service shall be forfeited upon such termination. The Group may grant the RSUs under the 2021 Plan for up to a maximum number of ordinary shares equal to 6.5% of the aggregate number of Group’s ordinary shares issued and outstanding (by number) as of the date of adoption of the 2021 Plan. Each RSU represents the right to receive one ordinary share upon satisfaction of the applicable vesting conditions. The following table illustrates movements in the number of RSUs during the year ended December 31, 2021: Number of RSUs Weighted average grant date fair value per award, RUB Outstanding at the beginning of the period — — Granted during the period 1,427,226 932 Forfeited during the period — — Exercised during the period — — Outstanding at the end of the period 1,427,226 932 Exercisable at the end of the period 105,215 1,043 The fair value of the RSUs is estimated at the grant date on the basis of quoted prices of Company's ordinary shares at the grant date, taking into account the terms and conditions on which the RSUs were granted. As the RSUs granted to directors have a three-year lock up period, the fair value is adjusted for the discount for lack of marketability using the Stillian Ghaidarov Average-Strike Asian Put Option Model.

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 39 The following table lists the inputs to the model used for the 2021 Plan for the year ended December 31, 2021: 2021 Plan (Directors’ RSUs) Fair value of the RSUs at the grant date, USD 14.89 Share price at the grant date, USD 17.62 Exercise price, USD Nil Expected annual volatility, % 50.9% Expected term, years 2.38 Dividend yield, % Nil Expected volatility. Because the Company’s shares are publicly traded since November 5, 2021, expected volatility has been estimated based on an analysis of the implied share price volatility of comparable public companies for an expected term. Expected term has been assessed based on the vesting period and management’s best estimate for the effects of non- transferability, exercise restrictions and behavioral considerations. Dividend yield. The Company did not declare any dividends with respect to 2021 and does not have any plans to pay dividends in the near term. The total expense recognized for the year ended December 31, 2021 arising from equity-settled share-based payment transactions amounted to 110. 19. TRADE AND OTHER PAYABLES December 31, 2021 December 31, 2020 Trade payables 249 196 Annual bonus provision 119 66 Unused vacation provision 60 53 Other employee benefits 13 — Other payables 178 1 Trade and other payables 619 316 Trade payables are non-interest bearing and are normally settled on 60-day terms. Information about the Group’s exposure to liquidity risk in relation to its trade and other payables is included in Note 22. Other payables increased in 2021 primarily due to payables for directors’ and officers’ insurance in connection with the IPO. 20. DEFERRED INCOME In connection with the IPO, the Group has been entitled to receive consideration from the depositary based on the number of issued ADSs. The Group has recorded this consideration as deferred income in the consolidated statement of financial position, as the Group is obliged to return the unearned portion of the consideration upon termination of the ADS program before the five-year contract term expiration. Income is recognized on a straight-line basis over a five-year contract term and presented as other income in the consolidated statement of income or loss and other comprehensive income. 21. RELATED PARTIES Related parties include shareholders, ultimate owners and members of key management personnel as well as companies which are under legal ownership, significant influence or control of shareholders or ultimate owners of the Group.

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

Transactions with key management personnel

Key management comprises the Group's directors, including the chief executive officer, and the Group's chief financial officer. The remuneration of key management personnel for the year ended December 31, 2021, 2020 and 2019 amounted to:

	2021	2020	2019
Short-term employee benefits	(46)	(38)	(37)
Share-based payment expense	(1,573)	(313)	(47)
Total key management remuneration	**(1,619)**	**(351)**	**(84)**

In August 2021, the Group's subsidiary, MLSN LLC, entered into a loan agreement with Financial Platform JSC, a company incorporated and then fully owned by the CEO of the Group's main operating subsidiary, iRealtor LLC. The credit line under the loan agreement was for a total amount of 20 and an interest rate of 6.5%. In October 2021, the Group's subsidiary, Mimons Investments Limited, issued a loan of 25 to Financial Platform JSC for the purposes of refinancing the loan from MLSN LLC. The outstanding principal amount under the loan from MLSN LLC at the repayment date was 16. In October 2021, Financial Platform JSC fully repaid the outstanding amount of 16 to MLSN LLC. The loan from Mimons Investments Limited to Financial Platform JSC was forgiven pursuant to the agreement between the parties.

On December 16, 2021, the Group acquired 9% of the voting rights of Financial Platform JSC. Since then, the Group has concluded that it controls Financial Platform JSC even though it owns less than majority of the voting rights.

Consolidation of an entity in which the Group holds less than a majority of voting rights

In order to develop and enhance Mortgage marketplace product, the Group is considering obtaining the status of a financial platform operator as stipulated under the recently adopted Federal Law No. 211-FZ "On Performing Financial Transactions Using a Financial Platform" dated July 20, 2020. It is expected that such status will afford access to certain standardized customer information on government-ran electronic systems and databases.

Obtaining such status, however, is subject to certain requirements, including a restriction on certain foreign ownership. In order to assist the Group in obtaining access rights to the financial platform operator status, the Group's Chief Executive Officer has established a company, Financial Platform JSC, which is expected to apply for such financial platform operator status.

On December 16, 2021, the Group acquired 9% of the voting rights of Financial Platform JSC for a nominal value of 0.009 from the Group's Chief Executive Officer. The Group considers that it controls Financial Platform JSC even though it owns less than majority of the voting rights. This is because the Group is significantly involved in determining the scope of decision-making authority of Financial Platform JSC and is able to:

- appoint, reassign or remove members of an investee's key management personnel who have the ability to direct the relevant activities;
- direct the investee to enter into, or veto any changes to, significant transactions for own benefit;
- exercise other rights specified in the shareholder agreement that give the ability to direct the relevant activities (for example, obtaining funding).

Taking into account the terms of the shareholder agreement and the potential voting rights, the existing ownership interest of the Group currently gives the Group access to the returns associated with a 100% ownership interest, thus none of the returns are allocated to the Non-controlling interest.

As of December 31, 2021 and for the year then ended, the effect of consolidation of Financial Platform JSC and its operations was not material to the Group.

From January 1, 2021 to December 16, 2021, the Group provided technical support services in the amount of 8 to Financial Platform JSC. There were no other transactions or outstanding balances in 2021 with key management personnel, except for disclosed in the table above.

During 2020, there were no transactions or outstanding balances with key management personnel, except for disclosed in the table above. No guarantees have been given or received.

40

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 41 During 2019, the Group received a loan of 46 from key management personnel which was repaid in full by the end of that year. Transactions with the ultimate controlling party During 2021, the Group received a loan of 1,491 from Elbrus Capital which was further converted into 3,665,041 ordinary shares. During 2020, there were no transactions or outstanding balances with Elbrus Capital, the ultimate controlling party. No guarantees have been given or received. During 2019, the Group received a loan of 148 from Elbrus Capital which was repaid in full by the end of that year. Other related party transactions The following table provides the total amount of transactions that have been entered into with other related parties for the relevant financial year. Sales to related parties Purchases from related parties Amounts owed by related parties Amounts owed to related parties Associate of Elbrus Capital 2021 — 4 — — Associate of Elbrus Capital 2020 — 3 — — Associate of Elbrus Capital 2019 — 4 — — Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees given or received. 22. FINANCIAL RISK MANAGEMENT 22.1 Financial assets and financial liabilities The following table shows the carrying amounts of financial assets and financial liabilities. The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values on the basis of short-term nature or calculation of amortised cost using market rates. December 31, 2021 December 31, 2020 Financial assets measured at amortized cost Cash and cash equivalents (Note 15) 2,419 449 Trade and other receivables (Note 14) 408 154 Rent security deposits 3 9 Total financial assets 2,830 612 Financial liabilities measured at amortized cost Trade and other payables (Note 19) 427 197 Lease liabilities (Note 11) 91 113 Borrowings (Note 17) — 728 Total financial liabilities 518 1,038 22.2 Financial risk management The Group is exposed to risks that arise from its use of financial instruments. The Group has exposure to the following risks arising from financial instruments: market risk, credit risk and liquidity risk. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods.

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

22.2.1 Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Group, comprises currency risk. Financial instruments affected by market risk include cash and cash equivalents and trade and other payables.

The Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group's exposure to the risk of changes in foreign exchange rates is currently limited because the Group's operating activities are mainly carried out in Russian Rubles.

Following the commencement of military operations in Ukraine by the Russian Federation in February 2022 and the resulting sanctions imposed by the United States of America, the European Union and the United Kingdom, among others, significant depreciation of the Russian Ruble against other currencies occurred.

With all other variables held constant, the Group's profit before tax is affected through the impact of fluctuation in US dollar and EURO exchange rates, as follows:

	Change in US dollar, EURO exchange rates	Effect on profit before tax
Year ended December 31, 2021		
Cash and cash equivalents	+100%/-100%	1,600 / (1,600)
Trade and other receivables	+100%/-100%	172 / (172)
Trade and other payables	+100%/-100%	(230) / 230
Year ended December 31, 2020		
Cash and cash equivalents	+10%/-10%	—
Trade and other receivables	+10%/-10%	—
Trade and other payables	+10%/-10%	(2) / 2

22.2.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its cash and cash equivalents held with banks.

Trade receivables

The Group performs an impairment analysis at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due. The calculation reflects the probability-weighted outcome. Generally, accounts receivables are written-off if past due for more than three years.

Set out below is the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

	< 30 days	31-60 days	61-90 days	> 90 days	Total
2021					
Expected credit loss rate	0.8%	4.3%	8.4%	72.9%	
Total gross carrying amount	216	8	1	8	233
Expected credit loss	2	—	—	6	8

	< 30 days	31-60 days	61-90 days	> 90 days	Total
2020					
Expected credit loss rate	1.1%	5.7%	7.6%	69.4%	

42

CIAN PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in millions of Russian Rubles, unless otherwise stated)

Total gross carrying amount	128	17	—	6	151
Expected credit loss	1	1	—	4	6

Cash and cash equivalents

The Group held cash and cash equivalents of 2,419 at December 31, 2021 (2020: 449). As of December 31, 2021, the Group held 22% of its cash and cash equivalents with the Russian banks having external credit ratings of BBB-/BBB (2020: 94%), the remaining cash and cash equivalents were held with a Cypriot bank having external credit rating of B-/B+, based on Standard & Poor's and Fitch ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group recognized an impairment allowance of 14 as of December 31, 2021 (2020: nil).

Following the commencement of military operations in Ukraine by the Russian Federation in February 2022 and the resulting sanctions imposed by the United States of America, the European Union and the United Kingdom, among others, the external credit ratings of the Russian banks have decreased significantly. However, due to the nature of the restrictions imposed, the Group does not believe that this negative change will affect the ability of the Group to retrieve its cash and cash equivalents denominated in Russian Rubles from these banks.

22.2.3 Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2021					
Trade and other payables	427	—	—	—	427
Lease liabilities	50	50	—	—	100
Total financial liabilities	**477**	**50**	—	—	**527**

	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2020					
Trade and other payables	197	—	—	—	197
Borrowings	416	340	44	—	800
Lease liabilities	43	76	8	—	127
Total financial liabilities	**656**	**416**	**52**	—	**1,124**

22.3 Changes in liabilities arising from financing activities

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statements of cash flows as cash flows from financing activities.

	January 1, 2021	Financing cash flows	Leases (non-cash)	Other	December 31, 2021
Borrowings	728	(728)	—	—	—
Lease liabilities	113	(38)	18	(2)	91
	841	**(766)**	**18**	**(2)**	**91**

	January 1, 2020	Financing cash flows	Leases (non-cash)	Other	December 31, 2020
Borrowings	477	249	—	2	728

43

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 44 Lease liabilities 100 (67) 80 — 113 577 182 80 2 841 The Group classifies interest paid as cash flows from operating activities. 22.4 Capital management The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of net debt (borrowings offset by cash and cash equivalents) and equity (as detailed in the consolidated statements of financial position). No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020. 23. CONTINGENCIES Legal proceedings During the periods covered by the Group’s consolidated financial statements and in the subsequent period until their approval, the Group has been, and continues to be, subject to legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the ultimate liability, if any, arising from such proceedings and adjudications, will not have a material adverse impact on the Group’s financial position or operating results. Russian Federation tax and regulatory environment The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance- based position in their interpretation and enforcement of tax legislation and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years, while under certain circumstances reviews may cover longer periods. The Group estimates that possible exposure in relation to the above mentioned tax risks, that are more than remote, but less than probable and, accordingly, for which no liability is required to be recognized, could be up to an aggregate of approximately 53. Operating environment and going concern assessment The Group’s operations are concentrated in the Russian Federation. Consequently, the Group is exposed to the economic and financial environment in the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to varying interpretations and frequent changes which combined with other legal and fiscal impediments, aggravate the challenges faced by entities operating in the Russian Federation. Over the past several years, Russia has been involved in conflicts, both economic and military, involving neighboring and distant states. On March 2014, following a public referendum, the Crimean Peninsula and the city of Sevastopol were proclaimed as new separate constituents of Russia by the governing authorities of Russia, Crimea and Sevastopol. The events relating to Ukraine and Crimea prompted condemnation by members of the international community and were strongly opposed by the United States and the European Union, with a resulting material negative impact on their relationships with Russia. Tensions between Russia and the United States and between Russia and the European Union further increased in subsequent years as a result of the conflict in Syria and a host of other issues. Tensions between

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 45 Russia and the United States, NATO, the European Union and the United Kingdom with respect to Ukraine further escalated in late 2021. On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing military conflict remains highly unpredictable. In response to the military conflict in Ukraine, the United States, the United Kingdom, the European Union governments and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy and include, among others, blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT), Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union, as well as blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities, the blocking of Russia’s foreign currency reserves, expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports. Given the vast scope of the recent sanctions and other measures in response to the conflict in Ukraine, it is hard to predict their full impact on Russian economy or certain sectors thereof, but it is expected to be significant. Furthermore, the Russian economy is also expected to be significantly affected as result of many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, indefinitely suspending their operations and pausing all commercial activities in Russia. These corporate boycotts have resulted in supply chain disruptions and unavailability or scarcity of certain raw materials, technological and medical goods, component elements and various corporate and retail services in Russia, which may in turn have a spillover effect on the Russian economy. Fewer goods amid disruptions in supply chains are likely to affect consumers’ ability to purchase goods and amplify the sharp rise in inflation growth. In addition, suspension of operations by foreign businesses in Russia will likely lead to an increase in unemployment levels. In response to accelerating inflation and a staggering depreciation of the ruble, on February 28, 2022, the Central Bank of the Russian Federation (CBR) increased its key interest rate from to 9.5% to 20.0% which was later reduced to 17%. Due to these monetary policy changes and the anticipated decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity in the domestic money market. Lower money supply and higher funding costs may cause banks to cut their lending programs and decrease exposure limits and become significantly more risk averse. These factors may negative affect the Russian banking sector as a whole and contribute to the worsening of economic conditions in the corporate sector, as well as lower household spending across various retail sectors of the economy. A high level of inflation could also lead to market instability, reductions in consumer purchasing power and an erosion of consumer confidence. This may adversely affect the Russian real estate market, as reduced disposable income and purchasing power is likely to have an adverse effect on consumers’ ability or willingness to invest in new housing or real estate. The Group also expects the sharp rise in interest rates caused by the CBR’s key interest rate hike to have a materially negative impact on the Russian mortgage market. On February 28, 2022 trading on the Moscow Exchange in all equity securities was suspended, with the suspension later extended through March 24, 2022. Also on February 28, 2022 the New York Stock Exchange halted trading in the Company’s American Depository Shares (“ADSs”). Although, neither the Company nor any of its subsidiaries is subject to any sanctions announced to-date by the United States, the United Kingdom, the European Union or other countries, the impact of these and further developments on future operations and financial position of the Group may be significant, but at this stage is difficult to determine. Current and future risks to the Group include, among others, the deterioration of the Russian economy, the risk of reduced or blocked access to capital markets and ability to obtain financing and the risk of restrictions on the usage of certain software. The impact on the Group of risk that the Russian Ruble will further depreciate against other currencies is currently assessed as limited, as the majority of the Group’s expenses is denominated in Russian Rubles. The event did not exist in the reporting period and is therefore not reflected in the recognition and measurement of the assets and liabilities in the financial statements as at 31 December 2021 as it is considered as a non-adjusting event. The Group had approximately 2,500 of cash and cash equivalents as at the current date. Management is confident, based on their current operating plan, that existing cash and cash equivalents together with the ability to cut a major

CIAN PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021 (in millions of Russian Rubles, unless otherwise stated) 46 part of the expenses related to marketing, if necessary, the Group will be able to meet anticipated cash needs for working capital, capital expenditures and general and administrative expenses for at least the next twelve months. The Group’s consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment. COVID-19 In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. The Group aimed to adapt to such adverse changes in conditions by exploring new ways of monetization and promotion of its products and services and cost optimization. As a result, the Group avoided any significant adverse impact on revenue or operating loss. However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations. 24. EVENTS AFTER THE REPORTING PERIOD Refer to Note 23 for potential adverse effects of economic instability and sanctions in Russia.

CIAN PLC ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 CONTENTS PAGE Board of Directors and other officers 1 Management Report 2 - 3 Independent auditor's report 4 - 9 Statement of profit or loss and other comprehensive income 10 Statement of financial position 11 Statement of changes in equity 12 Statement of cash flows 13 Notes to the financial statements 14 - 31 DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC 1 BOARD OF DIRECTORS AND OTHER OFFICERS Board of Directors: Dmitry Antipov (appointed on 5 November 2021) Simon Timothy Baker (appointed on 5 November 2021) Mikhail Zhukov (appointed on 14 April 2022) Douglas Ware Gardner (appointed on 5 November 2021) Dmitry Kryukov (appointed on 5 November 2021) Maksim Melnikov (appointed on 5 November 2021) Anastasia Neocleous (appointed on 7 July 2017 and resigned on 5 November 2021) Gilles Christophe Marc Blanchard (appointed on 5 November 2021 and resigned on 12 April 2022) Frosoula Savva (appointed on 7 July 2017 and resigned on 5 November 2021) Christina Maria Oxinou (appointed on 28 March 2019 and resigned on 5 November 2021) Dmitry Demin (appointed on 28 March 2019 and resigned on 5 November 2021) Christina Tillyrou (appointed on 28 March 2019 and resigned on 5 November 2021) Chloe Linden Harford (appointed on 5 November 2021 and resigned on 8 March 2022) Company Secretary: Dilea Secretarial Limited Independent Auditors: Deloitte Limited Certified Public Accountants and Registered Auditors 24 Spyrou Kyprianou Avenue 1075 Nicosia Cyprus Registered office: 64, Agiou Georgiou Makri Street Anna Maria Lena Court, flat/office 201 6037, Larnaca, Cyprus Bankers: Bank of Cyprus Public Company Ltd Registration number: ΗΕ 371331 DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC MANAGEMENT REPORT 2 The Board of Directors of Cian PLC (the ''Company'') presents to the members its Management Report and audited financial statements of the Company for the year ended 31 December 2021. Principal activities and nature of operations of the Company The principal activities of the Company are the holding of investments and provision of financing facilities. The business of the Group is the online real estate classifieds business within the Russian Federation through the Group’s websites and mobile application. Change of Company name By order of a special resolution the Company changed its name to Cian PLC in 2021. Review of current position, future developments and performance of the Company's business The Company's development to date, financial results and position as presented in the financial statements are considered satisfactory. Principal risks and uncertainties The principal risks and uncertainties faced by the Company are disclosed in notes 6, 7 and 21 of the financial statements. Existence of branches The Company did not operate through any branches during the year. Results The Company's results for the year are set out on page 10. Dividends The Board of Directors does not recommend the payment of a dividend. Share capital There were the following changes in share capital of the Company during the year (Note 17): - In February 2021, the Company issued 5.566.900 ordinary shares to the existing and new shareholders; - In August 2021, the Company issued and allotted 56.797.500 fully paid ordinary shares of €0,0004 each to its existing shareholders on a pro rata basis. - In November 2021, the Company issued 4.042.400 ordinary shares, represented by the ADSs, in the IPO on the NYSE; - In November 2021, the Company issued 829.111 under the phantom share program. Board of Directors The members of the Company's Board of Directors as at 31 December 2021 and at the date of this report are presented on page 1. In accordance with the Company's Articles of Association all Directors presently members of the Board continue in office. There were significant changes in the assignment of responsibilities and remuneration of the Board of Directors which were introduced in accordance with the IPO. Events after the reporting period Any significant events that occurred after the end of the reporting period are described in Note 25 to the financial statements. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC MANAGEMENT REPORT 3 Independent Auditors The independent auditors for the year 2021 were Deloitte Limited. By order of the Board of Directors, Maksim Melnikov Director 22 July 2022 DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organisation”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more. Deloitte & Touche (M.E.) LLP (DME) is the affiliate for the territories of the Middle East and Cyprus of Deloitte NSE LLP (“NSE”), a UK limited liability partnership and member firm of DTTL. Deloitte Limited, a private limited liability company registered in Cyprus (Reg. No. 162812) is the sub-licensed affiliate of Deloitte NSE for Cyprus. Deloitte Limited is among the leading professional services firms in Cyprus, providing audit & assurance, consulting, financial advisory, risk advisory, tax and related services as well as a complete range of services to international business through over 750 people in Nicosia and Limassol. Offices: Nicosia, Limassol This communication contains information which is confidential. It is exclusively to the intended recipient(s). If you are not the intended recipient(s), please: (1) notify the sender by forwarding this communication and destroy all copies and (2) note that disclosure, distribution, copying or use of this communication is strictly prohibited. Any erroneous disclosure, distribution or copying of this communication cannot be guaranteed to be secure or free from error. © 2022 Deloitte Limited 4 Independent Auditor’s Report To the Members of Cian PLC Report on the Audit of the Financial Statements Opinion We have audited the accompanying financial statements of parent company Cian PLC (the “Company”), which are presented in pages 10 to 31 and comprise the statement of financial position as at 31 December 2021 and the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the accompanying financial statements give a true and fair view of the financial position of the parent company Cian PLC as at 31 December 2021, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113. Basis for Opinion We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We remained independent of the Company throughout the period of our appointment in accordance with the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) ("IESBA Code") together with the ethical requirements that are relevant to our audit of the financial statements in Cyprus, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Deloitte Limited 24 Spyrou Kyprianou Avenue CY-1075 Nicosia, Cyprus Mail: P.O. Box 21675 CY-1512 Nicosia, Cyprus Tel: +357 22 360 300 Fax: +357 22 360 400 infonicosia@deloitte.com www.deloitte.com/cy

5 Independent Auditor’s Report (continued) To the Members of Cian PLC Key audit matters incorporating the most significant risks of material misstatements, including assessed risk of material misstatements due to fraud Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Why the matter was determined to be a key audit matter How the matter was addressed in the audit Recoverable amount of investments in subsidiaries As at 31 December 2021, the carrying value of the Company’s investments in subsidiaries amounted to RUB5.256.076.025 which represented 68% of the total assets of the Company. The Company’s accounting policy for investments in subsidiaries, disclosed in Note 4 is to measure them at cost less provision for impairment in value, which is recognised as an expense in the period in which the impairment is identified. Significant estimates and judgments associated with the investments in subsidiary companies are disclosed in Note 7. Determination of whether an impairment provision should be recognised if the carrying amount of the investments in subsidiaries is higher than their recoverable amount is a key audit matter given the significance of the carrying amount of the investments. Our audit procedures included amongst others: -we obtained understanding of key controls over processes and procedures for developing assumptions used to determine whether there were indicators of impairment at the reporting date; -we have reviewed managements considerations of whether the recoverable amount is likely to be below carrying value and compared the recoverable amount to valuations prepared for the Company and its subsidiaries for the purpose of its listing in 2021 as well as its market capitalisation following the listing; -we assessed the competence, capabilities and objectivity of management’s third party valuer that prepared those valuations that were considered by management to assess whether there were indicators of impairment , as well as independence; - evaluating the appropriateness of management’s business assumptions used in determining whether impairment should be recognised. We also assessed adequacy of the related disclosures in the financial statements. All the above procedures were completed in a satisfactory manner.

6 Independent Auditor’s Report (continued) To the Members of Cian PLC Why the matter was determined to be a key audit matter How the matter was addressed in the audit Impact of events after the year end on the operating environment As disclosed in Note 21 of the financial statements, the developments in Ukraine led to additional sanctions being imposed on certain Russian institutions, companies and individuals by the United States, the United Kingdom, the European Union and other countries, subsequent to the year ended 31 December 2021. This has led to significant market volatility, disruption in the supply chains, increase in interest rates and significantly increased the level of economic uncertainty. This could have a possible negative impact on the operations of the Company and its subsidiaries. As disclosed in Note 2 of the financial statements, the management has assessed the going concern and other possible impacts on operations. The situation is currently fast moving and management has considered how the events may ultimately impact the Company and its subsidiaries based on all relevant information currently known. We consider this area to be a key audit matter due to high level of management judgements and uncertainty on the future impact on the operations and the liquidity of the Company and its subsidiaries. Our audit procedures included amongst others: • challenging management’s assessment of the potential risks and uncertainties relevant to the Company and its subsidiaries as a result of the additional sanctions imposed subsequent to the year ended 31 December 2021 and the impact on operating environment; • assessing for reasonableness the assumptions applied in the going concern period cash flow forecast for a period of 12 months from the date of the authorization of the financial statements through evaluating the potential impact on the operation, cash and facilities available to the company, including the location of the cash and facilities available, in which the Company and its subsidiaries operates; • Considering management’s relevant expertise and challenging whether the mitigating actions are reasonable and within the control of the Company and its subsidiaries. We also assessed adequacy of the related disclosures in the financial statements . All the above procedures were completed in a satisfactory manner.

7 Independent Auditor’s Report (continued) To the Members of Cian PLC Responsibilities of the Board of Directors and those charged with governance for the Financial Statements The Board of Directors is responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union and the requirements of the Cyprus Companies Law, Cap. 113, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company’s financial reporting process. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control; • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control; • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors; • Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern; • Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves a true and fair view;

8 Independent Auditor's Report (continued) To the Members of Cian PLC Auditor's Responsibilities for the Audit of the Financial Statements (continued) We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period, and are therefore the key audit matters. Report on Other Legal Requirements Pursuant to the additional requirements of the Auditors Law of 2017, we report the following: • In our opinion, based on the work undertaken in the course of our audit, the Management Report has been prepared in accordance with the requirements of the Cyprus Companies Law, Cap. 113, and the information given is consistent with the financial statements. • In light of the knowledge and understanding of the Company and its environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the Management Report. We have nothing to report in this respect.

9 Independent Auditor's Report (continued) To the Members of Cian PLC Other Matters This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 69 of the Auditors Law of 2017 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whose knowledge this report may come to. We have reported separately on the consolidated financial statements of the Company and its subsidiaries for the year ended 31 December 2021. The engagement partner on the audit resulting in this independent auditor’s report is Kerry Whyte. Kerry Whyte Certified Public Accountant and Registered Auditor for and on behalf of Deloitte Limited Certified Public Accountants and Registered Auditors Nicosia, 22 July 2022

CIAN PLC The notes on pages 14 to 31 form an integral part of these financial statements. 10 STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2021 2021 2020 Note RUB RUB Other operating income 8 4.899.049 - Administration expenses 9 (457.938.670) (1.720.498) Net impairment loss on financial and contract assets 6.2 (14.565.627) - Operating loss (467.605.248) (1.720.498) Net finance income 10 56.366.753 423.613 Loss before tax (411.238.495) (1.296.885) Tax 11 - (236.569) Loss for the year (411.238.495) (1.533.454) Other comprehensive income - - Total comprehensive expense for the year (411.238.495) (1.533.454) DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2021

	Note	2021 RUB	2020 RUB
ASSETS			
Non-current assets			
Investments in subsidiaries	13	**5.256.076.025**	754.106.891
		5.256.076.025	754.106.891
Current assets			
Other receivables	15	**280.010.490**	747.190
Loans receivable	14	**615.932.055**	-
Cash and cash equivalents	16	**1.575.059.539**	2.250.220
		2.471.002.084	2.997.410
TOTAL ASSETS		**7.727.078.109**	757.104.301
EQUITY AND LIABILITIES			
Equity			
Share capital	17	**2.364.891**	215.330
Share premium	17	**7.614.002.142**	124.761.542
Equity-settled employee benefits reserves	18	**109.721.128**	
Accumulated losses		**(417.219.916)**	(5.981.421)
Total equity		**7.308.868.245**	118.995.451
Non-current liabilities			
Other payables	19	**26.766.997**	636.387.000
		26.766.997	636.387.000
Current liabilities			
Other payables	19	**391.206.294**	1.123.399
Current tax liabilities	20	**236.573**	598.451
		391.442.867	1.721.850
Total liabilities		**418.209.864**	638.108.850
TOTAL EQUITY AND LIABILITIES		**7.727.078.109**	757.104.301

On 22 July 2022 the Board of Directors of Cian PLC authorised these financial statements for issue.

DocuSigned by:
Maksim Melnikov
4D8B7005203244 2...
Maksim Melnikov
Director

DocuSigned by:
F2AFC73435PF42C...
Douglas Gardner
Director

The notes on pages 14 to 31 form an integral part of these financial statements.

11

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2021

	Note	Share capital RUB	Share premium RUB	Equity-settled employee benefits reserves RUB	Accumulated losses RUB	Total RUB
Balance at 1 January 2020		**215.330**	**124.761.542**	**-**	**(4.447.967)**	**120.528.905**
Comprehensive income						
Net loss for the year		-	-	-	(1.533.454)	(1.533.454)
Balance at 31 December 2020/ 1 January 2021		**215.330**	**124.761.542**	**-**	**(5.981.421)**	**118.995.451**
Comprehensive income						
Net loss for the year		-	-	-	(411.238.495)	(411.238.495)
Transactions with owners						
Effect arising from the share split	17	1.788.763	-	-	-	1.788.763
Issue of ordinary shares, net of transaction costs	17	360.798	7.489.240.600	-	-	7.489.601.398
Share-based payments	18	-	-	109.721.128	-	109.721.128
Balance at 31 December 2021		**2.364.891**	**7.614.002.142**	**109.721.128**	**(417.219.916)**	**7.308.868.245**

The notes on pages 14 to 31 form an integral part of these financial statements.

12

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2021

	Note	2021 RUB	2020 RUB
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before tax		**(411.238.495)**	(1.296.885)
Adjustments for:			
Unrealised exchange profit	10	**(55.434.698)**	(423.613)
Employee share-based payment expense		**73.167.202**	-
Impairment charge on cash and cash equivalents	6.2	**14.565.627**	-
Interest income	10, 22.2	**(932.055)**	-
		(379.872.419)	(1.720.498)
Changes in working capital:			
(Increase)/decrease in other receivables		**(274.441.780)**	222.600
(Decrease)/increase in other payables		**(1.776.309.235)**	617.262
Cash used in operations		**(2.430.623.434)**	(880.636)
Tax paid		**(361.878)**	-
Net cash used in operating activities		**(2.430.985.312)**	(880.636)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payment for purchase of investments in subsidiaries	13	**(240.000.000)**	-
Loans granted	22.2	**(2.375.000.000)**	-
Proceeds from sale of investments in subsidiary undertakings		**-**	(558.579.633)
Net cash used in investing activities		**(2.615.000.000)**	(558.579.633)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares	17	**6.519.592.682**	-
Net cash generated from financing activities		**6.519.592.682**	-
Net increase/(decrease) in cash and cash equivalents		**1.473.607.370**	(559.460.269)
Cash and cash equivalents at beginning of the year		**2.250.220**	561.286.876
Effect of exchange rate fluctuations on cash held		**113.767.576**	423.613
Impairment charge on cash and cash equivalents		**(14.565.627)**	-
Cash and cash equivalents at end of the year	16	**1.575.059.539**	2.250.220

The notes on pages 14 to 31 form an integral part of these financial statements.

13

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 14 1. Incorporation and principal activities Country of incorporation Cian PLC(formerly Solaredge Holdings Limited) (the ''Company'') was incorporated in Cyprus on 7 July 2017 as a private limited liability company under the provisions of the Cyprus Companies Law, Cap. 113. Its registered office is at 64, Agiou Georgiou Makri Street, Anna Maria Lena Court, flat/office 201, 6037, Larnaca, Cyprus. By order of a special resolution in 2021 the Company changed its name. Principal activities The principal activities of the Company are the holding of investments and provision of financing facilities. The business of the Group is the online real estate classifieds business within the Russian Federation through the Group’s websites and mobile application. On 9 November 2021, the Company completed an initial public offering ("IPO") of 4.042.400 newly issued American Depositary Shares ("ADSs"), each representing one ordinary share of the Company, on New York Stock Exchange ("NYSE"). 2. Basis of preparation The Company has prepared these parent's separate financial statements for compliance with the requirements of the Cyprus Income Tax Law. The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and the requirements of the Cyprus Companies Law, Cap. 113. The financial statements have been prepared under the historical cost convention. The Company has also prepared consolidated financial statements in accordance with IFRSs for the Company and its subsidiaries (the ''Group''). Users of these parent's separate financial statements should read them together with the Group's consolidated financial statements as at and for the year ended 31 December 2021 in order to obtain a proper understanding of the financial position, the financial performance and the cash flows of the Company and the Group. The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates and requires Management to exercise its judgment in the process of applying the Company's accounting policies. It also requires the use of assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on Management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. The financial statements have been prepared on the assumption that the Company together with its subsidiaries is a going concern and will continue in operation for the foreseeable future (Note 21). 3. Adoption of new or revised standards and interpretations During the current year the Company adopted all the new and revised International Financial Reporting Standards (IFRS) that are relevant to its operations and are effective for accounting periods beginning on 1 January 2021. This adoption did not have a material effect on the accounting policies of the Company. 4. Significant accounting policies The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented in these financial statements unless otherwise stated. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 4. Significant accounting policies (continued) 15 Subsidiary companies Subsidiaries are entities controlled by the Company. Control exists where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Investments in subsidiary companies are stated at cost less provision for impairment in value, which is recognised as an expense in the period in which the impairment is identified. Finance income Interest income is recognised on a time-proportion basis using the effective method. Finance costs Interest expense and other borrowing costs are charged to profit or loss as incurred. Foreign currency translation (1) Functional and presentation currency Items included in the Company's financial statements are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The financial statements are presented in Russian Rubles (RUB), which is the Company's functional and presentation currency. (2) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Tax Current tax liabilities and assets are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and laws that have been enacted, or substantively enacted, by the reporting date. Financial assets Financial assets - Classification The Company classifies its financial assets in the following measurement categories: those to be measured subsequently at fair value (either through OCI or through profit or loss), and those to be measured at amortised cost. The classification and subsequent measurement of debt financial assets depends on: (i) the Company's business model for managing the related assets portfolio and (ii) the cash flow characteristics of the asset. On initial recognition, the Company may irrevocably designate a debt financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI or at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. For investments in equity instruments that are not held for trading, the classification will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). This election is made on an investment-by-investment basis. All other financial assets are classified as measured at FVTPL. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 4. Significant accounting policies (continued) Financial assets - Classification (continued) 16 For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI). Financial assets - Recognition and derecognition All purchases and sales of financial assets that require delivery within the time frame established by regulation or market convention (''regular way'' purchases and sales) are recorded at trade date, which is the date when the Company commits to deliver a financial instrument. All other purchases and sales are recognised when the entity becomes a party to the contractual provisions of the instrument. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial assets - Measurement At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Fair value at initial recognition is best evidenced by the transaction price. A gain or loss on initial recognition is only recorded if there is a difference between fair value and transaction price which can be evidenced by other observable current market transactions in the same instrument or by a valuation technique whose inputs include only data from observable markets. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest ("SPPI"). Debt instruments Subsequent measurement of debt instruments depends on the Company's business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments: Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in 'other income'. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss and other comprehensive income. Financial assets measured at amortised cost (AC) comprise: cash and cash equivalents, bank deposits with original maturity over 3 months, trade receivables and financial assets at amortised cost. FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in ''other income''. Foreign exchange gains and losses are presented in ''other gains/(losses)'' and impairment expenses are presented as separate line item in the statement of profit or loss and other comprehensive income. FVTPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within ''other gains/(losses)'' in the period in which it arises. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 4. Significant accounting policies (continued) 17 Financial assets - impairment - credit loss allowance for ECL The Company assesses on a forward-looking basis the ECL for debt instruments (including loans) measured at amortised cost and FVOCI and exposure arising from loan commitments and financial guarantee contracts. The Company measures ECL and recognises credit loss allowance at each reporting date. The measurement of ECL reflects: (i) an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes, (ii) time value of money and (iii) all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current conditions and forecasts of future conditions. The carrying amount of the financial assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the statement of profit or loss and other comprehensive income within ''net impairment losses on financial and contract assets. Subsequent recoveries of amounts for which loss allowance was previously recognised are credited against the same line item. Debt instruments carried at amortised cost are presented in the statement of financial position net of the allowance for ECL. For loan commitments and financial guarantee contracts, a separate provision for ECL is recognised as a liability in the statement of financial position. For debt instruments at FVOCI, an allowance for ECL is recognised in profit or loss and it affects fair value gains or losses recognised in OCI rather than the carrying amount of those instruments. The impairment methodology applied by the Company for calculating expected credit losses depends on the type of financial asset assessed for impairment. Specifically: For trade receivables and contract assets, including trade receivables and contract assets with a significant financing component, and lease receivables the Company applies the simplified approach permitted by IFRS 9, which requires lifetime expected credit losses to be recognised from initial recognition of the financial assets. For all other financial instruments that are subject to impairment under IFRS 9, the Company applies general approach - three stage model for impairment. The Company applies a three stage model for impairment, based on changes in credit quality since initial recognition. A financial instrument that is not credit-impaired on initial recognition is classified in Stage 1. Financial assets in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that results from default events possible within the next 12 months or until contractual maturity, if shorter (''12 Months ECL''). If the Company identifies a significant increase in credit risk (''SICR'') since initial recognition, the asset is transferred to Stage 2 and its ECL is measured based on ECL on a lifetime basis, that is, up until contractual maturity but considering expected prepayments, if any (''Lifetime ECL''). Refer to note 6, Credit risk section, for a description of how the Company determines when a SICR has occurred. If the Company determines that a financial asset is credit-impaired, the asset is transferred to Stage 3 and its ECL is measured as a Lifetime ECL. The Company's definition of credit impaired assets and definition of default is explained in note 6, Credit risk section. Additionally the Company has decided to use the low credit risk assessment exemption for investment grade financial assets. Refer to note 6, Credit risk section for a description of how the Company determines low credit risk financial assets. Financial assets - Reclassification Financial instruments are reclassified only when the business model for managing those assets changes. The reclassification has a prospective effect and takes place from the start of the first reporting period following the change. Cash and cash equivalents For the purpose of the statement of cash flows, cash and cash equivalents comprise cash at bank. Cash and cash equivalents are carried at amortised cost because: (i) they are held for collection of contractual cash flows and those cash flows represent SPPI, and (ii) they are not designated at FVTPL. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 4. Significant accounting policies (continued) 18 Classification as financial assets at amortised cost These amounts generally arise from transactions outside the usual operating activities of the Company. They are held with the objective to collect their contractual cash flows and their cash flows represent solely payments of principal and interest. Accordingly, these are measured at amortised cost using the effective interest method, less provision for impairment. Financial assets at amortised cost are classified as current assets if they are due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current assets. Classification as trade receivables Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, in which case they are recognised at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Trade receivables are also subject to the impairment requirements of IFRS 9. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. See note 6, Credit risk section. Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Company, and a failure to make contractual payments for a period of greater than 180 days past due. Other payables Other payables are initially measured at fair value and are subsequently measured at amortised cost, using the effective interest rate method. Prepayments Prepayments are carried at cost less provision for impairment. A prepayment is classified as non-current when the goods or services relating to the prepayment are expected to be obtained after one year, or when the prepayment relates to an asset which will itself be classified as non-current upon initial recognition. Prepayments to acquire assets are transferred to the carrying amount of the asset once the Company has obtained control of the asset and it is probable that future economic benefits associated with the asset will flow to the Company. Other prepayments are written off to profit or loss when the goods or services relating to the prepayments are received. If there is an indication that the assets, goods or services relating to a prepayment will not be received, the carrying value of the prepayment is written down accordingly and a corresponding impairment loss is recognised in profit or loss. Share capital Ordinary shares are classified as equity. The difference between the fair value of the consideration received by the Company and the nominal value of the share capital being issued is taken to the share premium account. Comparatives Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

5. New accounting pronouncements

At the date of approval of these financial statements, standards and interpretations were issued by the International Accounting Standards Board which were not yet effective. Some of them were adopted by the European Union and others not yet. The Board of Directors expects that the adoption of these accounting standards in future periods will not have a material effect on the financial statements of the Company.

6. Financial risk management

Financial risk factors
The Company is exposed to interest rate risk, credit risk, liquidity risk, currency risk and capital risk management arising from the financial instruments it holds. The risk management policies employed by the Company to manage these risks are discussed below:

6.1 Interest rate risk
Interest rate risk is the risk that the value of financial instruments will fluctuate due to changes in market interest rates. The Company's income and operating cash flows are substantially independent of changes in market interest rates as the Company has no significant interest-bearing assets. The Company is exposed to interest rate risk in relation to its non-current borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company's Management monitors the interest rate fluctuations on a continuous basis and acts accordingly.

At the reporting date the interest rate profile of interest- bearing financial instruments was:

	2021 RUB	2020 RUB
Fixed rate instruments		
Financial assets	615.932.055	-
	615.932.055	-

6.2 Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to meet an obligation. Credit risk arises from cash and cash equivalents.

(i) Impairment of financial assets

The Company has the following types of financial assets that are subject to the expected credit loss model:
- trade receivables
- cash and cash equivalents

Trade receivables and contract assets

The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables (including those with a significant financing component, and contract assets.

To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Company has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2021 or 1 January 2021 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. The Company has identified the GDP and the unemployment rate of the countries in which it sells its goods and services to be the most relevant factors, and accordingly adjusts the historical loss rates based on expected changes in these factors.

The average credit period on sales of goods is 60 days. No interest is charged on outstanding trade receivables.

19

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

6. Financial risk management (continued)

6.2 Credit risk (continued)

(i) Impairment of financial assets (continued)

Trade receivables and contract assets (continued)

The Company always measures the loss allowance for trade receivables at an amount equal to lifetime ECL.

There were no significant trade receivable and contract asset balances written off during the year that are subject to enforcement activity.

Cash and cash equivalents

The Company assesses, on a group basis, its exposure to credit risk arising from cash at bank. This assessment takes into account, ratings from external credit rating institutions and internal ratings, if external are not available.

The gross carrying amounts below represent the Company's maximum exposure to credit risk on these assets as at 31 December 2021 and 31 December 2020:

Company internal credit rating	**External credit rating**	**2021 RUB**	2020 RUB
Not applicable	B-/B+	**1.575.059.539**	2.250.220
Total		**1.575.059.539**	2.250.220

(ii) Net impairment losses on financial and contract assets recognised in profit or loss

During the year, the following gains/(losses) were recognised in profit or loss in relation to impaired financial assets and contract assets:

Impairment losses	**2021 RUB**	2020 RUB
Impairment charge on cash and cash equivalents	**(14.565.627)**	-
Net impairment loss on financial and contract assets	**(14.565.627)**	-

(iii) Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a borrower as required. Guarantees which represent irrevocable assurances that the Company will make payments in the event that a counterparty cannot meet its obligations to third parties, carry the same credit risk as loans receivable. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans or guarantees. With respect to credit risk on commitments to extend credit, the Company is potentially exposed to loss in an amount equal to the total unused commitments, if the unused amounts were to be drawn down. The Company monitors the term to maturity of credit related commitments, because longer-term commitments generally have a greater degree of credit risk than shorter-term commitments.

6.3 Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses. The Company has procedures with the object of minimising such losses such as maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities.

The following tables detail the Company's remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

20

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

6. Financial risk management (continued)

6.3 Liquidity risk (continued)

31 December 2021	Carrying amounts RUB	Contractual cash flows RUB	3 months or less RUB	1-2 years RUB
Other payables	257.211.910	257.211.910	230.444.913	26.766.997
	257.211.910	**257.211.910**	**230.444.913**	**26.766.997**

31 December 2020	Carrying amounts RUB	Contractual cash flows RUB	3 months or less RUB	1-2 years RUB
Other payables	636.792.974	636.702.292	315.292	636.387.000
Payables to related parties	221.393	221.393	221.393	-
	637.014.367	636.923.685	536.685	636.387.000

6.4 Currency risk
Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Company's measurement currency. The Company is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US Dollar and the Euro. The Company's Management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

6.5 Capital risk management
The Company manages its capital to ensure that it will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Company's overall strategy remains unchanged from last year.

Fair value estimation

The fair values of the Company's financial assets and liabilities approximate their carrying amounts at the reporting date.

7. Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Critical judgements in applying the Company's accounting policies

- **Impairment of investments in subsidiaries**

  The Company periodically evaluates the recoverability of investments in subsidiaries whenever indicators of impairment are present. Indicators of impairment include such items as declines in revenues, earnings or cash flows or material adverse changes in the economic or political stability of a particular country, which may indicate that the carrying amount of an asset is not recoverable. If facts and circumstances indicate that investment in subsidiaries may be impaired, the estimated future discounted cash flows associated with these subsidiaries would be compared to their carrying amounts to determine if a write-down to fair value is necessary.

21

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

7. Critical accounting estimates and judgments (continued)

- **Impairment of loans receivable**

  The Company periodically evaluates the recoverability of loans receivable whenever indicators of impairment are present. Indicators of impairment include such items as declines in revenues, earnings or cash flows or material adverse changes in the economic or political stability of a particular country in which the borrower operates, which may indicate that the carrying amount of the loan is not recoverable. If facts and circumstances indicate that loans receivable may be impaired, the estimated future discounted cash flows associated with these loans would be compared to their carrying amounts to determine if a write-down to fair value is necessary.

- **Impairment of financial assets**

  The loss allowances for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Company's past history, existing market conditions as well as forward looking estimates at the end of each reporting period. Details of the key assumptions and inputs used are disclosed in note 6, Credit risk section.

8. Other operating income

	2021 RUB	2020 RUB
Other operating income	4.899.049	-
	4.899.049	-

In connection with the IPO, the Company has been entitled to receive consideration from depositary on the number of issued ADSs. Income is recognised on a straight-line basis over a five-year contract term and presented as other operating income in the statement of income or loss and other comprehensive income.

9. Administration expenses

	2021 RUB	2020 RUB
Director fees	5.809.897	-
Certification and legalisation expenses	16.868.863	66.487
Auditor's remuneration	51.998.592	308.441
Travelling	6.120.105	-
Marketing	2.162.841	-
Administration fees	11.034.439	706.796
Consulting and professional services	286.688.906	445.200
Share-based payment expenses	73.167.202	-
Bank charges	4.087.825	193.574
	457.938.670	1.720.498

Share based payments expenses are in respect of directors and advisors to the Company.

10. Finance income

	2021 RUB	2020 RUB
Finance income		
Loan interest income	932.055	-
Unrealised foreign exchange gains	55.434.698	423.613
	56.366.753	423.613

22

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 23 11. Tax 2021 2020 RUB RUB Corporation tax - 236.569 Charge for the year - 236.569 The total charge for the year can be reconciled to the accounting results as follows: 2021 2020 RUB RUB Loss before tax (411.238.495) (1.296.885) Tax calculated at the applicable tax rates (51.404.812) (162.111) Tax effect of expenses not deductible for tax purposes/tax loss 58.334.149 613.638 Tax effect of allowances and income not subject to tax (6.929.337) (214.958) Tax charge - 236.569 The Company is subject to corporation tax on taxable profits at the rate of 12,5%. Under certain conditions interest income may be subject to defence contribution at the rate of 30%. In such cases this interest will be exempt from corporation tax. In certain cases, dividends received from abroad may be subject to defence contribution at the rate of 17%. 12. Financial instruments by category The accounting policies for financial instruments have been applied to the line items below: 31 December 2021 Financial assets at amortised cost Total RUB RUB Assets as per statement of financial position: Other receivables (excluding prepayments) 172.900.611 172.900.611 Cash and cash equivalents 1.575.059.539 1.575.059.539 Total 1.747.960.150 1.747.960.150 Borrowings and other financial liabilities Total RUB RUB Liabilities as per statement of financial position: Other payables 234.493.628 234.493.628 Total 234.493.628 234.493.628 DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

12. Financial instruments by category (continued)

31 December 2020	Financial assets at amortised cost RUB	Total RUB
Assets as per statement of financial position:		
Other receivables (excluding prepayments)	740.067	740.067
Cash and cash equivalents	2.250.220	2.250.220
Total	2.990.287	2.990.287

	Borrowings and other financial liabilities RUB	Total RUB
Liabilities as per statement of financial position:		
Other payables	636.702.292	636.702.292
Total	636.702.292	636.702.292

13. Investments in subsidiaries

	2021 RUB	2020 RUB
Balance at 1 January	**754.106.891**	195.527.258
Additions	**2.000.000.000**	-
Share-based awards (Note 18)	**2.501.969.134**	558.579.633
Balance at 31 December	**5.256.076.025**	754.106.891

The details of the subsidiaries are as follows:

Name	Country of incorporation	Principal activities	2021 Holding %	2020 Holding %	**2021 RUB**	2020 RUB
Fastrunner Investments Limited	Cyprus	Holding of investment	100	100	**74.669**	74.669
Mimons Investments Limited	Cyprus	Licencing and holding of investment	99	99	**5.256.001.356**	754.032.222
					5.256.076.025	754.106.891

During 2018, the Company disposed 100% of Fastrunner Investments Limited and 1% of Mimons Investments Limited. On 31 July 2018, the Company repurchased 100% of Fastrunner Investments and became the sole shareholder.

On 29 March 2019 and on 30 October 2019, the Company contributed the amounts of RUB33.000.000 and RUB84.000.000 to Mimons Investments Limited, respectively.

In 2021 the Company, contributed the amount of RUB2.000.000.000 to Mimons Investments Limited. The loan receivable was converted into shares in investment in subsidiary for the total amount of RUB1.760.000.000 (Note 22.2) and the amount of RUB240.000.000 was converted into shares from receivables from own subsidiaries.

In 2021 share-based awards to employees of subsidiaries with a fair value of RUB2.501.969.134 were capitalised (prior years: RUB636.382.000, of which RUB558.574.633 related to 2020).

24

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

14. Loans receivable

	2021 RUB	2020 RUB
Loans to own subsidiaries (Note 22.2)	615.932.055	-
	615.932.055	-

The exposure of the Company to credit risk in relation to loans receivable is reported in note 6 of the financial statements.

15. Other receivables

	2021 RUB	2020 RUB
Trade receivables	172.160.544	-
Receivables from own subsidiaries (Note 22.1)	740.067	740.067
Prepayments	107.109.879	7.123
	280.010.490	747.190

The exposure of the Company to credit risk and impairment losses in relation to other receivables is reported in note 6 of the financial statements.

16. Cash and cash equivalents

Cash balances are analysed as follows:

	2021 RUB	2020 RUB
Cash at bank	1.575.059.539	2.250.220
	1.575.059.539	2.250.220

The exposure of the Company to credit risk and impairment losses in relation to cash and cash equivalents is reported in Note 6 of the financial statements.

17. Share capital

	Authorized		Issued and fully paid	
	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Number of shares				
Ordinary shares of €0,0004 each	130.000.000	66.366.961	69.871.511	59.433.100
	130.000.000	66.366.961	69.871.511	59.433.100

	Number of ordinary shares	Share capital	Share premium
Balance at 1 January	59.433.100	215.330	124.761.542
Issue of shares in the private placement	5.566.900	360.798	2.290.999.433
Issue of shares in the IPO	4.042.400	-	4.623.569.685
Issue of shares under the phantom share program (Note 18)	829.111	-	966.023.640
Effect arising from the share split		1.788.763	-
Transactions costs	-	-	(391.352.158)
Balance at 31 December	69.871.511	2.364.891	7.614.002.142

25

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 17. Share capital (continued) 26 In August 2021, pursuant to a special resolution at a general meeting of its shareholders, the Company: - made a 1-for-2.500 split of its ordinary shares; - increased the authorized share capital by the creation of additional 121.625.000 ordinary shares of €0.0004 each; and - issued and allotted 56,797,500 fully paid ordinary shares of €0.0004 each to its existing shareholders on a pro rata basis. All shares, per share amounts and related information in these financial statements have been retroactively adjusted, where applicable, to reflect the impact of the share split and pro rata allotment of ordinary shares issued (collectively, the “share split”). The retroactive adjustment was applied below to the number of shares authorized and issued. Previous number of shares was 3.350 and 3.000 respectively. In February 2021, the Company issued 5.566.900 ordinary shares to the existing and new shareholders and received RUB2.265 million in cash. In November 2021, the Company issued 4.042.400 ordinary shares, represented by the ADSs, in the IPO on the NYSE.The Company received 4.255 million in net proceeds from the IPO after deducting underwriting fees and other transaction costs. 18. Share-based awards In 2018, the Group’s Board of Directors approved a new long-term incentive program for certain senior level employees. Under this program, in 2018 and 2019 and 2021, the Group granted an aggregate of 4.923.042 shares (“phantom shares”) to employees that entitle them to a cash payment after one to five years of service depending on the participant. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The plan stipulates the following payments: 1. Liquidity payments Participants of the program were entitled to a cash payment upon occurrence of some liquidity events such as an initial public offering (“IPO”) or an acquisition of control over the Group by a third party. 2. Non-liquidity event payments Participants of the program are entitled to a cash payment after the termination of the service period if the net debt (calculated as borrowings less cash and cash equivalents) does not exceed three times the lowest between EBITDA (calculated as operating profit plus amortization and depreciation) and Adjusted EBITDA (as calculated in the Group financial statements) as of the date of the notice sent by the participants to the Company. In connection with the IPO, the Group amended the terms of this long-term incentive program, such that the employees could choose to receive payament for vested phantom shares in cash or in ordinary shares upon the completion of the IPO. As a result of this amendment, the Group issued an aggregate of 829.111 ordinary shares to its employees to satisfy its outstanding obligations under this long-term incentive program. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 18. Share-based awards (continued) 27 Set out below are the movements in the Group’s share-based payment liabilities during 2021 and 2020: 2021 2020 RUB Million RUB Million Share-based payment liabilities at the beginning of the year 636 78 New awards granted 512 - Remeasurement during the year 1.927 558 Cash payments to employees (2.169) - Conversion from cash-settled to equity-settled share-based payments (948) - Foreign currency exchange loss 42 - Share-based payment liabilities at the end of the year - 636 The fair value of the awards was estimated, at the grant date and at the end of each reporting period until completion of the IPO, using the Option pricing model, taking into account the terms and conditions on which the award was granted. The fair value of the awards at the date of the IPO was estimated based on the initial publc offering price of US$16 per ordinary share. The phantom share program was terminated upon completion of the IPO. 2021 Restricted Stock Units Plan (equity-settled) The Group adopted a new long-term incentive plan (the “2021 Plan”), effective from December 1, 2021. In accordance with the 2021 Plan, the Group may grant the restricted stock units (the “RSU”) to its employees, officers, directors and contractors. The 2021 Plan expires on December 31, 2031, previously granted awards not exercised by the expiration date will be forfeited in accordance with their terms. Awards under the 2021 Plan will vest over a four-year period, subject to the participant's continued employment with (and/or servicing to) the Group, with 1/4 vesting on the first anniversary of the grant and an additional 1/4 vesting each calendar year thereafter for employees and quarterly for the directors. RSUs that have not become vested as of the date of termination of the participant’s employment or service shall be forfeited upon such termination. The Group may grant the RSUs under the 2021 Plan for up to a maximum number of ordinary shares equal to 6.5% of the aggregate number of Group’s ordinary shares issued and outstanding (by number) as of the date of adoption of the 2021 Plan. Each RSU represents the right to receive one ordinary share upon satisfaction of the applicable vesting conditions. The following table illustrates movements in the number of RSUs during the year ended 31 December 2021: Number of RSUs Weighted average grant RUB Outstanding at the beginning of the year - Granted during the year 1.427.226 932 Forfeited during the year - Exercised during the year - Outstanding at the end of the year 1.427.226 932 Exercisable at the end of the year 105.215 1.043 The fair value of the RSUs is estimated at the grant date on the basis of quoted of Company's ordinary shares at grant date, taking into account the terms and conditions on which the RSUs were granted. As the RSUs granted to directors have a three-year lock up period, the fair value is adjusted for the discount for lack of marketability using the Stillian Ghaidarov Average-Strike Asian Put Option Model. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

18. Share-based awards (continued)

The following table lists the inputs to the model used for the 2021 Plan for the year ended 31 December 2021:

	2021 Plan (Directors' RSUs)
Fair value of the RSUs at the grant date, USD	14,89
Share price at grant date, USD	17,62
Exercise price, USD	Nil
Expected annual volatility, %	50,90%
Expected term, years	2,38
Dividend yield, %	Nil

Expected volatility. Because the Company's shares are publicly traded since November 5, 2021, expected volatility has been estimated based on an analysis of the implied share price volatility of comparable public companies for an expected term.

Expected term has been assessed based on the vesting period and management's best estimate for the effects of non-transferability,exercise restrictions and behavioral considerations.

Dividend yield. The Company did not declare any dividends with respect to 2021 and does not have any plans to pay dividends in the near term.

The total expense recognized for the year ended December 31, 2021 arising from equity-settled share-based payment-transactions amounted to RUB73 million which was recognised in the statement of Profit or Loss and other comprehensive invome. The remaining 36 million was capitalised into Investments in subsidiaries, as it relates to the awards granted to the employees of a subsidiary.

19. Other payables

	2021 RUB	2020 RUB
Advances received	**160.761.381**	-
Other employee-related provision	**26.766.997**	-
Share-based payment liability (Note 18)	**-**	636.387.000
Accruals	**22.718.282**	496.032
Other creditors	**207.726.631**	405.974
Payables to own subsidiaries (Note 22.3)	**-**	221.393
	417.973.291	637.510.399
Less non-current payables	**(26.766.997)**	(636.387.000)
Current portion	**391.206.294**	1.123.399

The fair values of other payables due within one year approximate to their carrying amounts as presented above.

20. Current tax liabilities

	2021 RUB	2020 RUB
Corporation tax	**236.573**	598.451
	236.573	598.451

28

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 29 21. Operating Environment of the Company The Company’s operations are concentrated in the Russian Federation. Consequently, the Company is exposed to the economic and financial environment in the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to varying interpretations and frequent changes which combined with other legal and fiscal impediments, aggravate the challenges faced by entities operating in the Russian Federation. Over the past several years, Russia has been involved in conflicts, both economic and military, involving neighboring and distant states. On March 2014, following a public referendum, the Crimean Peninsula and the city of Sevastopol were proclaimed as new separate constituents of Russia by the governing authorities of Russia, Crimea and Sevastopol. The events relating to Ukraine and Crimea prompted condemnation by members of the international community and were strongly opposed by the United States and the European Union, with a resulting material negative impact on their relationships with Russia. Tensions between Russia and the United States and between Russia and the European Union further increased in subsequent years as a result of the conflict in Syria and a host of other issues. Tensions between Russia and the United States, NATO, the European Union and the United Kingdom with respect to Ukraine further escalated in late 2021. On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing military conflict remains highly unpredictable. In response to the military conflict in Ukraine, the United States, the United Kingdom, the European Union governments and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy and include, among others, blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT), Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union, as well as blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities, the blocking of Russia’s foreign currency reserves, expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports. Given the vast scope of the recent sanctions and other measures in response to the conflict in Ukraine, it is hard to predict their full impact on Russian economy or certain sectors thereof, but it is expected to be significant. Furthermore, the Russian economy is also expected to be significantly affected as result of many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, indefinitely suspending their operations and pausing all commercial activities in Russia. These corporate boycotts have resulted in supply chain disruptions and unavailability or scarcity of certain raw materials, technological and medical goods, component elements and various corporate and retail services in Russia, which may in turn have a spillover effect on the Russian economy. Fewer goods amid disruptions in supply chains are likely to affect consumers’ ability to purchase goods and amplify the sharp rise in inflation growth. In addition, suspension of operations by foreign businesses in Russia will likely lead to an increase in unemployment levels. On February 28, 2022 trading on the Moscow Exchange in all equity securities was suspended, with the suspension later extended through March 24,2022. Also on February 28, 2022 the New York Stock Exchange halted trading in the Company’s American Depository Shares (“ADSs”). Although, neither the Company nor any of its subsidiaries is subject to any sanctions announced to-date by the United States, the United Kingdom, the European Union or other countries, the impact of these and further developments on future operations and financial position of the Company may be significant, but at this stage is difficult to determine. Current and future risks to the Company include, among others, the deterioration of the Russian economy, the risk of reduced or blocked access to capital markets and ability to obtain financing and the risk of restrictions on the usage of certain software. The impact on the Company of risk that the Russian Ruble will further depreciate against other currencies is currently assessed as limited, as the majority of the Company's and its subsidiaries expenses is denominated in Russian Rubles. As of December 31, 2021 the US dollar and EURO exchange rates were 74,2926 Rubles and 84,0695 Rubles accordingly. Following the decrease in import and restrictions imposed by the Russian Central Bank as a response to sanctions, Ruble has strengthened against the foreign currencies in the second quarter of 2022. The current US dollar and EURO exchange rates are 56,4783 Rubles and 57,1133 Rubles accordingly, taking into account that Ruble has limited convertibility subsequent to February 24, 2022. DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

CIAN PLC

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2021

21. Operating Environment of the Company (continued)

The event did not exist in the reporting period and is therefore not reflected in the recognition and measurement of the assets and liabilities in the financial statements as at 31 December 2021 as it is considered as a non-adjusting event.

The Company had approximately RUB 0.5 billion of cash and cash equivalents as at the current date. Management is confident, based on their current operating plan, that existing cash and cash equivalents together with the ability to cut a major part of the expenses related to marketing, if necessary, the Company will be able to meet anticipated cash needs for working capital, capital expenditures and general and administrative expenses for at least the next twelve months.

The Company's financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Company and its subsidiaries. The future business environment may differ from management's assessment.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. The Company aimed to adapt to such adverse changes in conditions by exploring new ways of monetization and promotion of its products and services and cost optimization. As a result, the Company avoided any significant adverse impact on revenue or operating loss. However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company's financial condition, liquidity, and future results of operations.

22. Related party transactions

The ultimate controlling parties of the Group are Elbrus Capital Fund II L.P. and Elbrus Capital Fund III B L.P. (together "Elbrus Capital") which own an aggregate of 45,10% of the Group's ordinary shares as of 31 December 2021.

The following transactions were carried out with related parties:

22.1 Receivables from related parties (Note 15)

Name	Nature of transactions	2021 RUB	2020 RUB
Fastrunner Investments Limited	Financing	**740.067**	740.067
		740.067	740.067

22.2 Loans to related parties (Note 14)

	2021 RUB	2020 RUB
Mimons Investments Limited	**615.932.055**	-
	615.932.055	-

On 21 January 2021 the Company entered into a loan agreement with Mimons Investment Limited and granted a loan of RUB 1.760.000.000. The loan is unsecured, bore interest at 0%, and was repayable on demand. On 28 May 2021 the the loan was reclassified as an addition to investment in subsidiary (Note 13).

On 7 December 2021 the Company entered into a loan agreement with Mimons Investments Limited and granted a loan of RUB150.000.000. The loan is unsecured, bears interest at 3%, and is repayable on demand. Interest income of RUB244.110 was recognised in the current year of profit and loss.

On 7 December 2021 the Company entered into a loan agreement with Mimons Investments Limited and granted a loan of RUB465.000.000. The loan is unsecured, bears interest at 3%, and is repayable on demand. Interest income of RUB687.945 was recognised in the current year of profit and loss.

30

CIAN PLC NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2021 22. Related party transactions (continued) 31 22.3 Payables to related parties (Note 19) 2021 2020 Name Nature of transactions RUB RUB Elbrus Capital Investment Manager Financing - 221.393 - 221.393 23. Contingent liabilities The Company had no contingent liabilities as at 31 December 2021. 24. Commitments The Company had no capital or other commitments as at 31 December 2021. 25. Events after the reporting period Refer to Note 21 for potential adverse effects of economic instability and sanctions in Russia. There were no other material events after the reporting period, which have a bearing on the understanding of the financial statements. Independent auditor's report on pages 4 to 9 DocuSign Envelope ID: E9B7E42C-BC4C-40DB-920B-042F182B4D0D

Key information on Auditors proposed for appointment Standalone Auditor Papakyriacou & Partners Ltd. Papakyriacou & Partners Ltd. Is a firm of Chartered Certified Accountants based in Nicosia, Cyprus. The firm was established in 1993 and since then has a substantial experience with a wide range of both international and domestic clients, including public companies listed on US and London Exchanges. The team is comprised of FCCA qualified accountants with more than 20 years of experience in the field of accounting and audit in Cyprus, EU and UK. All qualified members are also members of the Institute of Certified Public Accountants Cyprus. Scope of work: ISA audit of standalone financial statements of Cian PLC for 2022; ISA audit of consolidated financial statements of Cian PLC for 2022 for the purposes of compliance with Cyprus Companies Law cap. 113; Review and Submission of Tax Declaration for 2022 for Cian PLC. Standalone Auditor’s Fees - International Standards on Auditing (ISA) audit of standalone financial statements of Cian PLC for 2022 (EUR 7,500); - ISA audit of consolidated financial statements of Cian PLC for 2022 for the purposes of compliance with Cyprus Companies Law cap. 113 (EUR 20,000); - Review and Submission of Tax Declaration for 2022 for Cian PLC (EUR 150) Total: up to EUR 27 650 (excluding VAT). Consolidated Auditor AO “BST” From 24 May 2022, the former member companies of the Deloitte global network based in Russia and Belarus continue to operate under their own brand — Business Solutions and Technologies (AO “BST”) BST priorities remain unchanged: the connected team, the knowledge it possesses, experience and result-oriented mindset. BST continues to provide a full range of stable high-quality audit services to our clients in line with our 30-year track record on the market. Scope of work: - Audit of consolidated financial statements of Cian PLC for the year ending December 31, 2022 in accordance with Public Company Accounting Oversight Board (PCAOB) auditing standards Consolidated Auditor’s Fees - Total up to RUB 17 600 000 (excluding VAT)

Mr. Douglas Gardner Mr. Gardner is the founder and Managing Director of CAIGAN Capital, an advisory and director services firm. He currently serves as a board member and the Chairman of Audit & Finance Committee of Kaspi.kz and a board member of MTS Bank, a subsidiary of Mobile TeleSystems PJSC, and has served as a board member of several listed companies, including Chelpipe Group. Mr. Gardner was previously elected as the Managing Partner of Ernst & Young, Russia & CIS and has also served as the Head of Financial Services and Managing Partner for Central Asia at Arthur Andersen. Mr. Gardner received a Bachelor of Business Administration in Accounting and International Business from the University of Oklahoma.

Mr. Simon Baker Mr. Baker is the founder and Executive Chairman of CAV Investment Group, a private fund investing in a range of global internet-based businesses. He is also the Chairman of PropTech Group Limited and has served as a board member of several listed companies, including REA Group Limited, iProperty Group Limited, and Mitula Group Limited. Mr. Baker previously served as the Chief Executive Officer and Managing Director of the REA Group Limited, a digital advertising company that operates Australia’s leading property platforms, as well as real estate platforms in Europe, Asia and the United States. Mr. Baker received a Bachelor of Science in Computer Science from Monash University and an MBA from Melbourne Business School.

Mr. Vladimir Verkhoshinskiy Vladimir Verkhoshinskiy is Chief Executive Officer and Member of the Board of Directors of Alfa-Bank and Member of the Supervisory board of Alfa-Group. Mr. Verkhoshinskiy was appointed Chief Executive Officer of Alfa-Bank in July, 2018. He has 15 years of banking experience. Prior to Alfa Group Mr. Verkhoshinskiy held various positions at VTB Group including Head of Strategy at VTB Bank, Deputy СЕО at Bank of Moscow responsible for Retail, SME and Private banking. Was member and chaired several Supervisory boards. Mr. Verkhoshinskiy also worked at Moscow offices of Citibank, VR Capital investment fund and McKinsey&Co. Mr. Verkhoshinskiy graduated with honors from the Financial Academy under the Government of the Russian Federation and holds a Master of Business Administration and a Public Management Program degrees from Stanford University.

PROXY FORM

CIAN PLC

I/We ________________________, of _________________ being a Member/Members of the above-named Company, hereby appoint ________________________ of __________, or failing him, ___________, of _____________________________as my/our proxy to vote for me/us or on my/our behalf at the Annual General Meeting of the Company, to be held on the _____ day of _________________, 20_____, and at any adjournment thereof as indicated below.

No.	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	THAT Annual Report and Financial Statements for the year ended 31 December 2021 as well as Consolidated Financial Statements as of December 31, 2021 and for the year ended December 31, 2021 and Management report be and are hereby approved and adopted.
2.	THAT Papakyriacou & Partners Ltd. be and is herewith re-appointed as the Company’s Standalone Auditors;
THAT BST be and is herewith appointed as Company’s Consolidated Auditors;
THAT the Consolidated Auditor’s renumeration is fixed in the lump sum amount of up to RUB 17 600 000 (VAT excluding).
THAT the Standalone Auditor’s renumeration is fixed in the lump sum amount of up to EUR 27 650 (VAT excluding).
3.	THAT following the date that falls one (1) year after the Effective Date as defined in the Articles the number of the Directors on the Board of the Company shall be 7 (seven), including 3 (three) Independent Directors.
THAT Mr. Simon Baker, be and are herewith appointed by an ordinary resolution as the Independent Director of the Company;
THAT Mr. Douglas W. Gardner be and are herewith appointed by an ordinary resolution as the Independent Director of the Company;
THAT Mr. Vladimir Verkhoshinskiy be and are herewith appointed by an ordinary resolution as the Independent Director of the Company pursuant to Regulation 112

CIAN PLC

64 Agiou Georgiou Makri, Anna Maria Lena Court, Office: 201,6037, Larnaca, Cyprus

Reg. No.: HE 371331; TIN: 10371331Z

4.

THAT the following ordinary resolutions are adopted

(i) the remuneration of the members of the Audit Committee of the Board of Directors of the Company shall be increased and set at a gross annual fee of USD 40,000 (forty thousand U.S. dollars) payable in cash;

(ii) the remuneration of the chairperson of the Audit Committee of the Board of Directors of the Company shall be set at a gross annual fee of USD 10,000 (ten thousand U.S. dollars) payable in cash;

(iii) the remuneration of the chairperson of a Strategic Committee of the Board of Directors of the Company shall be set at a gross annual fee of USD 10,000 (ten thousand U.S. dollars) payable in cash;

(iv) an annual grant of restricted stock units in respect of the Company’s ordinary shares (“Shares”) having an aggregate award value of USD 100,000 (one hundred thousand U.S. dollars) shall be issued and transferred to the non-executive members of the Board of Directors on or about the date that falls 3 (three) years after the award date, provided that if by the end of the relevant lock-up period (i) there is no trading on the New York Stock Exchange (NYSE) or Moscow Stock Exchange (MOEX) or any other international stock exchange, as the case may be, or (ii) there is trading on any of the above-mentioned stock exchanges, but no technical availability for a Director to sell the Shares at any exchange exists, then the 2021 Administrator of the Restricted Stock Units Plan shall be and is herewith entitled to decide on a way the Shares could be sold by the Directors subject to applicable legislation as at the date of such sale.

If the actual price of Shares granted at IPO and until the date that falls one year after the date of the final prospectus prepared in connection with the IPO (the “IPO Anniversary”) shall be less that USD 16.00 (six-teen U.S. dollars), then 50 (fifty) percent of difference between the USD 16.00 and the actual price, being the 30-day average price on NYSE or, in case of no NYSE trading, the 60-day average price on MOEX (the “Actual Share Price”), shall be compensated by allotment of new Shares to the non-executive member of the Board. In case no trading of Shares is available on NYSE and /or MOEX, the Actual Share Price shall be determined by an independent appraiser engaged by the Board.

The price per new Share used for calculation of such number of Shares to be granted to the non-executive member of the Board of Directors after the IPO Anniversary date shall be calculated based on a 30-day average price on NYSE or 60-day average price on MOEX in case no trading on NYSE is avail-able for the Shares. No partial Shares shall be allotted.

In case no trading of Shares is available on NYSE and /or MOEX, such price shall be determined by an independent appraiser engaged by the Board.

(v) other components of Director’s remuneration, as approved in the General Meeting dated November 4, 2021, shall remain unchanged.

(vi) the remuneration of Mr. Vladimir Verkhoshinskiy shall correspond the remuneration set by the shareholders for non-executive members of the Board and the members of the Audit Committee of the Board of Directors of the Company.

Signed this ____ day of ___________________________, 20_____

This form is to be used in favour of/ against the resolution – you need to indicate clearly your position in the table provided above. Unless otherwise instructed, the proxy will vote as he thinks fit.

2